FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Paseo Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached Banco de Chile’s Interim Consolidated Financial Statements with notes as of December 31, 2017.

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of consolidated financial statements originally issued in Spanish)

INDEX

I.	Consolidated Statements of Financial Position
II.	Consolidated Statements of Income
III.	Consolidated Statements of Other Comprehensive Income
IV.	Consolidated Statements of Changes in Equity
V.	Consolidated Statements of Cash Flows
VI.	Notes to the Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
PEN	=	Peruvian Sol
CHF	=	Swiss Franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean Superintendency of Banks (“SBIF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2017 and 2016

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2017	2016
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	1,057,393	1,408,167
Transactions in the course of collection	7	521,809	376,252
Financial assets held-for-trading	8	1,616,647	1,405,781
Cash collateral on securities borrowed and reverse repurchase agreements	9	91,641	55,703
Derivative instruments	10	1,247,829	939,634
Loans and advances to banks	11	759,702	1,172,917
Loans to customers, net	12	24,881,353	24,775,543
Financial assets available-for-sale	13	1,516,063	367,985
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	38,041	32,588
Intangible assets	15	39,045	29,341
Property and equipment	16	216,259	219,082
Current tax assets	17	23,032	6,792
Deferred tax assets	17	267,400	281,713
Other assets	18	547,974	462,185
TOTAL ASSETS		32,824,188	31,533,683

LIABILITIES
Current accounts and other demand deposits	19	8,915,706	8,321,148
Transactions in the course of payment	7	295,712	194,982
Cash collateral on securities lent and repurchase agreements	9	195,392	216,817
Savings accounts and time deposits	20	10,067,778	10,552,901
Derivative instruments	10	1,414,237	1,002,087
Borrowings from financial institutions	21	1,195,028	1,040,026
Debt issued	22	6,488,975	6,177,927
Other financial obligations	23	137,163	186,199
Current tax liabilities	17	3,453	135
Deferred tax liabilities	17	—	—
Provisions	24	695,868	662,024
Other liabilities	25	309,161	292,026
TOTAL LIABILITIES		29,718,473	28,646,272

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,271,401	2,138,047
Reserves		563,188	486,208
Other comprehensive income		(8,040)	(19,921)
Retained earnings:
Retained earnings from previous years		16,060	16,060
Income for the year		576,012	552,249
Less:
Provision for minimum dividends		(312,907)	(285,233)
Subtotal		3,105,714	2,887,410
Non-controlling interests		1	1
TOTAL EQUITY		3,105,715	2,887,411
TOTAL LIABILITIES AND EQUITY		32,824,188	31,533,683

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2017 and 2016

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2017	2016
	Notes	MCh$	MCh$

Interest revenue	28	1,881,443	1,911,628
Interest expense	28	(652,005)	(690,259)
Net interest income		1,229,438	1,221,369

Income from fees and commissions	29	471,702	441,043
Expenses from fees and commissions	29	(124,028)	(119,772)
Net fees and commission income		347,674	321,271

Net financial operating income	30	(8,250)	148,883
Foreign exchange transactions, net	31	104,875	12,405
Other operating income	36	35,533	30,866
Total operating revenues		1,709,270	1,734,794

Provisions for loan losses	32	(234,982)	(309,735)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,474,288	1,425,059

Personnel expenses	33	(409,331)	(417,918)
Administrative expenses	34	(311,455)	(306,344)
Depreciation and amortization	35	(35,251)	(33,289)
Impairment	35	(166)	(274)
Other operating expenses	37	(33,095)	(30,458)

TOTAL OPERATING EXPENSES		(789,298)	(788,283)

NET OPERATING INCOME		684,990	636,776

Income attributable to associates	14	6,057	4,513
Income before income tax		691,047	641,289

Income tax	17	(115,034)	(89,040)

NET INCOME FOR THE YEAR		576,013	552,249
Attributable to:
Bank’s Owners	27	576,012	552,249
Non-controlling interests		1	—

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	5.79	5.55
Diluted net income per share	27	5.79	5.55

The accompanying notes 1 to 42 are an integral consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2017 and 2016

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2017	2016
	Notes	MCh$	MCh$
NET INCOME FOR THE YEAR		576,013	552,249

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	1,004	(51,571)
Net gains (losses) on derivatives held as cash flow hedges	10	14,979	(50,481)
Gains (losses) on cumulative translation adjustment	27	—	(59)
Subtotal Other comprehensive income before income taxes		15,983	(102,111)

Income tax relating to the components of other comprehensive income that are reclassified in income for the year		(4,102)	24,481

Total other comprehensive income items that will be reclassified subsequently to profit or loss		11,881	(77,630)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans		164	169

Subtotal other comprehensive income before income taxes		164	169

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the year		(45)	(45)

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		119	124

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		588,013	474,743

Attributable to:
Bank’s Owners		588,012	474,743
Non-controlling interests		1	—

The accompanying notes 1 to 42 are an integral consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2017 and 2016

(Free translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income				Retained earnings
		Paid-in Capital	Other non- earnings reserves	Reserves from earnings	Unrealized gains (losses) on available-for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Income Tax	Retained earnings from previous years	Income (losses) for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2015		2,041,173	31,809	358,807	52,418	22,951	59	(17,719)	16,060	558,995	(324,469)	2,740,084	3	2,740,087
Capitalization of retained earnings		96,874	—	—	—	—	—	—	—	(96,874)	—	—	—	—
Retention (released) of profits according to bylaws	27	—	—	95,467	—	—	—	—	—	(95,467)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	—	(366,654)	324,469	(42,185)	(2)	(42,187)
Capital increase in other companies		—	1	—	—	—	—	—	—	—	—	1	—	1
Defined benefit plans adjustment		—	124	—	—	—	—	—	—	—	—	124	—	124
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(59)	—	—	—	—	(59)	—	(59)
Cash flow hedge adjustment, net		—	—	—	—	(50,481)	—	12,115	—	—	—	(38,366)	—	(38,366)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(51,571)	—	—	12,366	—	—	—	(39,205)	—	(39,205)
Income for the year 2016	27	—	—	—	—	—	—	—	—	552,249	—	552,249	—	552,249
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	—	(285,233)	(285,233)	—	(285,233)
Balances as of December 31, 2016		2,138,047	31,934	454,274	847	(27,530)	—	6,762	16,060	552,249	(285,233)	2,887,410	1	2,887,411
Capitalization of retained earnings	27	133,354	—	—	—	—	—	—	—	(133,354)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	76,861	—	—	—	—	—	(76,861)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	—	(342,034)	285,233	(56,801)	(1)	(56,802)
Defined benefit plans adjustment		—	119	—	—	—	—	—	—	—	—	119	—	119
Other comprehensive income:	27
Derivatives cash flow hedge, net		—	—	—	—	14,979	—	(3,820)	—	—	—	11,159	—	11,159
Valuation adjustment on available-for- sale instruments (net)		—	—	—	1,004	—	—	(282)	—	—	—	722	—	722
Income for the year 2017	27	—	—	—	—	—	—	—	—	576,012	—	576,012	1	576,013
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	—	(312,907)	(312,907)	—	(312,907)
Balances as of December 31, 2017		2,271,401	32,053	531,135	1,851	(12,551)	—	2,660	16,060	576,012	(312,907)	3,105,714	1	3,105,715

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017 and 2016

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2017	2016
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:

Net income for the year		576,013	552,249
Items that do not represent cash flows:
Depreciation and amortization	35	35,251	33,289
Impairment	35	166	274
Provision for loans and accounts receivable from customers and owed by banks	32	280,109	310,034
Provision of contingent loans	32	4,350	(5,532)
Additional provisions	32	—	52,075
Fair value adjustment of financial assets held-for-trading		1,614	(2,394)
Changes in assets and liabilities by deferred taxes	17	13,987	(46,374)
(Gain) loss attributable to investments in companies with significant influence, net	14	(5,511)	(4,019)
(Gain) loss from sales of assets received in lieu of payment,net	36	(6,212)	(5,269)
(Gain) loss on sales of property and equipment, net	36-37	(623)	(183)
Charge-offs of assets received in lieu of payment	37	7,550	3,329
Other charges (credits) to income that do not represent cash flows		(473)	(14,203)
Change in the exchange rate of assets and liabilities		38,374	28,892
Net interest variation, readjustment and accrued fees on assets and liabilities		(54,294)	(142,279)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		413,572	221,396
(Increase) decrease in loans to customers		(464,748)	(1,037,132)
(Increase) decrease in financial assets held-for-trading, net		36,398	(348,675)
(Increase) decrease in other assets and liabilities		41,348	77,547
Increase (decrease) in current account and other demand deposits		594,306	(4,536)
Increase (decrease) in payables from repurchase agreements and security lending		(20,474)	21,725
Increase (decrease) in savings accounts and time deposits		(441,173)	635,155
Sale of assets received in lieu of payment or adjudicated		17,950	14,513
Total cash flows from operating activities		1,067,480	339,882

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(1,139,029)	442,487
Purchases of property and equipment	16	(23,224)	(27,819)
Sales of property and equipment		652	220
Acquisition of intangible assets	15	(18,779)	(11,248)
Acquisition of investments in companies	14	—	(1,129)
Dividends received from investments in companies		1,030	1,166
Total cash flows from investing activities		(1,179,350)	403,677

FINANCING ACTIVITIES:
Redemption of letters of credit		(5,818)	(8,552)
Issuance of bonds	22	1,399,001	1,420,037
Redemption of bonds		(1,024,758)	(1,281,182)
Dividends paid	27	(342,034)	(366,654)
Increase (decrease) in borrowings from foreign financial institutions		154,552	(489,157)
Increase (decrease) in other financial obligations		(44,938)	17,467
Increase (decrease) in other obligations with Central Bank of Chile		(2)	(3)
Other long-term borrowings		8	17,808
Payment of other long-term borrowings		(3,349)	(21,359)
Total cash flows from financing activities		132,662	(711,595)

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		20,792	31,964

Effect of exchange rate changes		(38,374)	(28,892)

Cash and cash equivalents at beginning of year		2,096,980	2,093,908

Cash and cash equivalents at end of year	7	2,079,398	2,096,980

	2017	2016
	MCh$	MCh$
Operational Cash flow interest:

Interest received	1,928,523	1,816,477
Interest paid	(753,379)	(737,387)

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016

1.                           Corporate information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in the areas of corporations and large companies, medium and small companies and personal and consumer banking. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Consolidated Financial Statements of Banco de Chile, for the year ended December 31, 2017 were approved by the Directors on January 25, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles:

(a)                       Basis of preparation:

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

(b)                       Basis of consolidation:

The financial statements of Banco de Chile as of December 31, 2017 and 2016 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line).  They include preparation of individual financial statements of the Bank and companies that participate in the consolidation, and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank.  The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances (assets, liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process.  The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                     Basis of consolidation, continued:

(i)                           Subsidiaries

Consolidated financial statements as of December 31, 2017 and 2016 incorporate financial statements of the Bank and its subsidiaries.  According IFRS 10 — “Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control.  The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

•                                The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders.

•                                Potential voting rights maintained by the Bank, other holders of voting rights or other parties.

•                                Rights emanated from other contractual arrangements.

•                                Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(i)                           Subsidiaries, continued:

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Direct		Indirect		Total
			Functional	2017	2016	2017	2016	2017	2016
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(ii)                        Associates and Joint Ventures

Associates

An associate is an entity over whose operating and financial management policy decisions the Bank has significant influence, without to have the control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other considered factors when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity even though the Bank had participation less than 20% of the voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(ii)                       Associates and Joint Ventures, continued:

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According IFRS 11, an entity shall be determining type of joint arrangement: “Joint Operation” or “Joint Venture”.

For investments defined like “Joint Operation”, their assets, liabilities, income and expenses are recognised by their participation in joint operation.

For investments defined like “Joint Venture”, they will be registered according equity method.

Investments that, for their characteristics, are defined like “Joint Ventures” are the following:

•  Artikos S.A.

•  Servipag Ltda.

(iii)                     Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost).

(iv)                    Special purpose entities

According to current regulation, the Bank must be analyzing periodically its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of December 31, 2017 and 2016 the Bank does not control and has not created any SPEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(v)                     Fund management

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and therefore not included in the Statement of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

• The scope of their authority to make decisions about the investee.

• The rights held by third parties.

• The remuneration to which he is entitled under remuneration arrangements.

• Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned rule, do not control these funds when they exercise their authority to make decisions. Therefore, as of December 31, 2017 and 2016 act as agent, and therefore do not consolidate any fund.

(c)                        Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly or indirectly. It is presented as a separate item in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

(d)                     Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. Details on the use of estimates and judgment and their effect on the amounts recognized in the Consolidated Financial Statement are included in the following notes:

1.                         Useful lives of intangible assets and property and equipment (Notes No.15 and No.16);

2.                          Income taxes and deferred taxes (Note No. 17);

3.                          Provisions (Note No. 24);

4.                          Contingencies and Commitments (Note No. 26);

5.                          Provision for loan losses (Note No. 11, No. 12 and No. 32);

6.                          Fair value of financial assets and liabilities (Note No. 39).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(d)                     Use of estimates and judgments, continued:

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the year ended December 31, 2017 there have been no significant changes in the estimates made.

(e)                      Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

(i)                           Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities and other assets o liabilities on the date of negotiation.  Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.

(ii)                     Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the Superintendency of Banks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                        Financial asset and liability valuation criteria, continued:

(iii)                  Derecognition of financial assets and financial liabilities

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred.  Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership.  In this case:

(a)                       If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)                      If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)                        If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset.  In this case:

(i)                                     If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)                                  If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                       Financial asset and liability valuation criteria, continued:

(iv)                    Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)                    Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                      Financial asset and liability valuation criteria, continued:

(vi)                 Fair value measurements

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument.  A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.  Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument.  Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on any available observable market data.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                      Financial asset and liability valuation criteria, continued:

(vi)                 Fair value measurements, continued:

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 39.

(f)                       Functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency).  The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

(g)                      Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position.  All differences are recorded as a debit or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(g)                          Transactions in foreign currency, continued:

As of December 31, 2017, the Bank applied the exchange rate of accounting representation according to the standards issued by the Superintendency of Banks, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$615.43 US$1 (Ch$670.40 to US$1 in 2016).

The gain of Ch$104,875 million for net foreign exchange transactions, net (foreign exchange income of Ch$12,405 million in 2016) shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)                     Business Segments:

The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)                           That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)                        That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)                     That separate financial information is available.

(i)                         Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year.  The indirect method has been used in the preparation of this statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(i)                         Cash and cash equivalents, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)                           Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation.  Also includes investments in fixed income mutual funds, according to instructions of the SBIF, that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)                        Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)                     Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)                    Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)                          Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair market value as of the Consolidated Statement of Financial Position date.  Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Gains (losses) from trading and brokerage activities” in the Consolidated Statement of Comprehensive Income.  Accrued interest and revaluations are reported as “Gains (losses) from trading and brokerage activities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(k)                     Repurchase agreements and security lending and borrowing transactions:

The Bank engages in transactions with repurchase agreements as a form of investment.  The securities purchased under these agreements are recognized on the Bank’s Consolidated Statement of Financial Position under “Receivables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate, through of method of amortized cost. According to rules, the Bank not register as own portfolio the instruments bought within resale agreements.

The Bank also enters into security repurchase agreements as a form of financing.  Investments that are sold subject to a repurchase obligation and serve as collateral for borrowings are reclassified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The liability to repurchase the investment is classified as “Payables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate.

As of December 31, 2017 and 2016 it not exist operations corresponding to securities lending.

(l)                         Derivative instruments:

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate.  These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value.  Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Comprehensive Income.

In addition, the Bank includes in the valorization of derivatives the “Counterparty Valuation Adjustment” (CVA), to reflect the counterparty risk in the determination of fair value.  This valorization doesn’t consider the Bank’s own credit risk, known as “Debit Valuation Adjustment” (DVA) in conformity with standards issued by SBIF.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(l)                         Derivative instruments, continued:

If a derivative instrument is classified as a hedging instrument, it can be:

(1)                       A hedge of the fair value of existing assets or liabilities or firm commitments, or

(2)                       A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)             at its inception, the hedge relationship has been formally documented;

(b)             it is expected that the hedge will be highly effective;

(c)              the effectiveness of the hedge can be measured in a reasonable manner; and

(d)             the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: changes in the fair value of a hedged instruments derivative, designed like “fair value hedges”, are recognized in income under the line “Net interest income” and/or “Foreign exchange transactions, net”. Hedged item also is presented to fair value, related to the risk to be hedge. Gains or losses from hedged risk are recognized in income under the line “Net interest income” and adjust the book value of item hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(l)                         Derivative instruments, continued:

Cash flow hedge: changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Other Comprehensive Income”, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and/or “Foreign exchange transactions, net”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively.  If the hedge is not effective, changes in fair value are recognised directly in income in the item “Net financial operating income”.

If the hedged instruments does not comply with criteria of hedge accounting of cash flow, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively.  Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in te item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in te item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge).

(m)                 Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)                 Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method, except when the Bank defined some loans as hedged items, which are measured at fair value, changes are recorded in the Consolidated Statement of Income, as described in letter (l) of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(ii)                     Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)                  Factoring transactions

Corresponds to invoices and other commercial instruments representative of credit, with or without recourse, received in discount and which are registered to book value plus interest and adjustments until to maturity.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, the Bank assumes the default risk.

(iv)                    Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Accounting rules Compendium of Superintendency of Banks:

a)        In case of debtors subject to individual assessment, are considered in impaired   portfolio “Non-complying loans” and the categories B3 y B4 of “Substandar loans” defined in letter m) v.i).

b)        Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans” defined in letter m) v. iv).

(v)                      Allowance for loan losses

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the Superitendency of Banks.  The loans are presented net of those allowances and, in the case of loans and in the case of contingent loans, they are shown in liabilities under “Provisions”.

In accordance with what is stipulated by the Superintendency of Banks, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its credit quality related to the ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must be asses the credit quality, then clasify to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

v.i.1 Normal Loans and Substandard Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.  Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the corresponding percentage of expected loss:

Classification	Category of the debtors	Probability of default (%)	Loss given default (%)	Expected loss (%)
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000

Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations, continued:

v.i.1 Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operatios.  Also, in some cases, the risk credit of direct debtor can be replaced by credit quality of aval or surety. Loans means the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No.3 of Chapter B-3 of Compilation of Standards of the Chilean Superintendency of Banks (RAN).

The banks must use the following equation:

Provision debtor = (ESA-GE) x (PD debtor /100)x(LGD debtor /100)+GE x(PD guarantor/100)x(LGD guarantor/100)

Where:

ESA           = Exposure subject to allowances

GE                  = Guaranteed exposure

ESA           = (Loans + Contingent Loans) – Financial Guarantees

However, independent of the results obtained from the equation above, the bank must be assigned a minimum provision level of 0.50% of the Normal Loans (including contingent loans).

v.i.2 Non-complying Loans

The non-complying loans corresponds to borrowers and its credits whose payment capacity is seriously at risk and who have obvious signs that the will not pay in the future.  This category comprises all loans and contingent loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.

This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(v.i)                 Allowance for individual evaluations, continued:

v.i.2 Non-complying Loans, continued:

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that definitive must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30% up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss                    = (TE – R) / TE

Allowance                                     = TE x (AP/100)

Where:

TE                   = total exposure

R                          = recoverable amount based on estimates of collateral value and collection efforts

AP                   = allowance percentage (based on the category in which the expected loss should be classified).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

•       No obligation of the debtor with the bank with more than 30 calendar days overdue.

•       No new refinances granted to pay its obligations.

•       At least one of the payments includes amortization of capital.

•       If the debtor has a credit with partial payment periods less than six months, has already made two payments.

•       If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

•       The debtor does not have direct debts unpaid in the SBIF’s recast information, except in the case of insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                                 Allowance for loan losses, continued:

(v.ii)           Allowances for group evaluations

Group evaluations are relevant to address a large number of operations whose individual amounts are low or small companies. Such assessments, and the criteria for application, must be consistent with the transaction of give the credit.

Group evaluations requires the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis.  The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans are not considered collateral for purposes of estimating the expected loss.

Allowances are establish according with the results of the application of the methods used by the Bank, distinguishing between allowances over normal portfolio and over the non-complying loans, and those that protect the contingent credit risks associated with these portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(iv)                              Allowance for loan losses, continued

(v.iii)        Standard method of provisions for Mortgage Loans

According to the established by the SBIF, the provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

Provision factor applicable according past due and CMG

		Past due days at the end-month
CMG	Concept	0	1-29	30-59	60-89	Non — Complying Loans
	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
CMG < 40%	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
40% < CMG < 80%	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
80% < CMG < 90%	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
CMG > 90%	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD       : Probability of default

LGD    : Loss given default

EAD    : Exposure at default

CMG   : Outstanding loan capital Mortgage Guarantee value

In the event that a single debtor maintains more than one home mortgage loan with the bank and one of them is 90 days or more behind, all such loans will be assigned to the defaulted portfolio, calculating the provisions for each one of them. They agree with their respective percentages of CMG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(m)      Loans to customers, continued:

(iv)                              Allowance for loan losses, continued

(v.iv)       Portfolio in default

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

•       No obligation of the debtor with the bank with more than 30 calendar days overdue.

•       No new refinances granted to pay its obligations.

•       At least one of the payments includes amortization of capital.

•       If the debtor has a credit with partial payment periods less than six months, has already made two payments.

•       If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

•       The debtor does not appear with unpaid debts direct according to the information recast by SBIF, except for insignificant amounts.

(vi)      Charge-offs

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(vi)                 Charge-offs, continued:

(vi.i)           Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)                           The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)                           When the debt (without “executive title”, a collectability category pursuant to local law) meets 90 days since it was recorded as an asset.

c)                            At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

d)                           When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(m)      Loans to customers, continued:

(vi) Charge-offs, continued:

(vi.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)                           The bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)                           When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)                            When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii)  Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Comprehensive Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset.  The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

(viii)  Renegotiations of charge-off transactions

Any renegotiation of a charge-off loan it not recognize in income, while the operation continues to have deteriorated quality.  Payments must be recognized as loan recoveries.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(n)       Financial assets held-to-maturity and available-for-sale:

Financial assets held-to-maturity includes only those securities for which the Bank has the ability and intention of keeping until maturity. The remaining investments are considered as financial assets available-for-sale.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity.  When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 (l).

As of December 31, 2017 and 2016, the Bank does not held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(o)       Intangible:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities.  They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated. Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset.  All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use.  The estimated useful life of software is a maximum of 6 years.

(p)       Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use.  These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2017 and 2016 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(q)       Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled.  The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences.  According to instructions from the Chilean Superintendency of Banks (“SBIF”), deferred taxes are presented in the the statement of financial position according to IAS 12 “Income Tax”.

(r)        Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance. The Superintendency of Banks requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(s)        Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes.  Investment properties are measured at cost, less accumulated depreciation and impairment and are presented under “Other Assets”.

(t)        Debt issued:

Financial instruments issued by the Bank are classified in the Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder or to satisfy the obligation other than by the exchange of a fixed amount of cash.

Debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(u)       Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)       a present obligation has arisen from a past event and,

ii)                  as of the date of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

The following are classified as contingent in the complementary information:

i.                                Guarantees and sureties: Comprises guarantees, sureties and standby letters of credit.  In addition it includes payment guarantees for purchases in factoring transactions.

ii.                             Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank.

iii.                          Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.                         Documented guarantee: Guarantee with promissory notes.

v.                           Undrawn credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vi.                         Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(u)       Provisions and contingent liabilities, continued:

vii.                      Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Compendium of Accounting Standards of the Superintendency of Banks, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Guarantee deposits	50%
e) Undrawn credit lines	35%
f) Other loan commitments:
- College education loans Law No. 20,027	15%
- Others	100%
g) Other contingent loans	100%

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Compendium of Accounting Standards of the SBIF: Impaired and/or Written-down Loans, that exposure shall be equivalent to 100% of its contingent loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(v)       Provisions for minimum dividends:

According with the Compendium of Accounting Standards of the SBIF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy.  For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which in accordance with the Bank’s bylaws is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

(w)      Employee benefits:

(i)      Staff accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)     Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)      Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(w)      Employee benefits, continued:

(iii)      Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (4.53% as of December 31, 2017 and 4.29% as of December 31, 2016).

The discount rate used corresponds to the return on bonds of the Central Bank with maturity in 10 years (BCP).

Actuarial gains and losses are recognized in “Other Comprehensive Income”. There are no other additional costs that must be recognized by the Bank.

(x)       Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.  As of December 31, 2017 and 2016, the Bank does not have any instruments or contracts that could cause dilutions.  Therefore, no adjustments have been made.

(y)       Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method.  The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability.  To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received. In accordance with the above, suspension occurs in the following cases:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(y)       Interest revenue and expense, continued:

Loans with individual evaluation:

•                      Loans classified in categories C5 and C6:  Accrual is suspended by the sole fact of being in the impaired portfolio.

•                      Loans classified in categories C3 and C4:  The accrual is suspended after have fulfilled three months in the impaired portfolio.

Group evaluation loans:

•                      Any credit, with the exception of those that have guarantees that reach at least 80%: The accrual is suspended when the credit or one of its installments has reached six months of delay in its payment.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statement of Comprehensive Income, and income will not be recognized for these items, unless they are actually received.

(z)       Fees and commissions:

Income and expenses from fees and commissions are recognized in income using different criteria based on the nature of the income or expense: The most significant criteria include:

•             Fees earned from an single act are recognized once the act has taken place.

•             Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services.

•             Loan commitment fees for loans that are likely to be drawn down and other credit-related fees are deferred (together with incremental costs) and recognized as an adjustment to the effective interest rate of the loan. When it is unlikely that a loan is drawn down, the fees are recognized over the commitment period on a straight-line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(aa)     Identifying and measuring impairment:

Financial assets, different to loans to customers

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate original.

An impairment loss for available-for-sale financial assets is calculated using its fair value, considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost.  In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to, at least, amortized cost, it is no longer considered impaired and subsequent changes in fair value are reported in equity.

All impairment losses are recognized in the income statement.  Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment. An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(aa)     Identifying and measuring impairment, continued:

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists.  If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared.  An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount.  An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired.  If any indication exists, the Bank estimates the asset’s recoverable amount.  An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use.  Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

Impairment losses related to goodwill cannot be reversed in future years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(ab)     Lease transactions:

(i) The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

The properties investment are include within “Other Assets” on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(ab)     Lease transactions, continued:

(ii) The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum future payments guaranteed. As of December 31, 2017 and 2016, the Bank and its subsidiaries have not signed contracts of this nature.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

(ac)     Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients.  Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.  Contingencies and commitments arising from this activity are disclosed in Note No. 26 (a).

(ad)     Customer loyalty program:

The Bank maintains a customer loyalty programs as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The so-collected points can be used to obtain services from a third party.  The costs of the Bank’s commitments with its customers derived from this program are recognized at current value on an accrual basis, considering the total of the points susceptible of being exchanged on the total accumulated prizes (“Dolares-Premio”), and also the probability of exchanging them.

(ae)     Additional provisions:

In accordance to Superintendency of Banks regulations, the Bank has recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio.  The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank.

As of December 31, 2017 and 2016 the additional provisions amounted Ch$213,252 million, which are presents in the item “Provisions” of the liability in the Consolidated Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Summary of Significant Accounting Principles, continued:

(af)      Reclassifications:

According to instructions issued by the SBIF dated January 8, 2018, deferred taxes have been presented at the closing of these financial statements in accordance with the requirements of IAS 12 “Income Tax”. This standard establishes the clearance of deferred taxes when said concepts are related to taxes on the corresponding profits to the same fiscal administration, provided that the entity has the right to clearance the assets for current taxes with the current tax liabilities. The aforementioned generated a clearance of balances as of December 31, 2016 for Ch$24,317 million, according to the following:

	Balances as of December 31, 2017	Clearance	Balances cleared in accordance with IAS 12
	MCh$	MCh$	MCh$

Deferred tax assets	306,030	(24,317)	281,713
Deferred tax liabilities	24,317	(24,317)	—

There have not been others significant reclassifications at the end of the year 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Superintendency of Banks and Financial Institutions (SBIF):

3.1.1 Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the Superintendency of Bank and Financial Institutions, which have been adopted by the Bank, are detailed below:

1.              Accounting standards issued by IASB:

IAS 7 Statement of Cash Flows.

In January 2016, the IASB published amendments to IAS 7, which requires that entities provide additional disclosures to enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes from financing cash flows as well as changes that do not imply cash flows.

The date of application of these amendments is January 1, 2017. This change has no impact on the Banco de Chile and subsidiaries

IAS 12 Income Taxes.

In January 2016, the IASB issued amendments to IAS 12, which clarify requirements regarding the recognition of deferred tax assets corresponding to debt instruments measured at fair value. Its recognition should be evaluated to the extent that it is probable that the entity has future taxable profits to use the deductible temporary difference.

The date of application of these modifications is January 1, 2017. This modification had no impact for the Bank and its subsidiaries.

Annual improvements IFRS 2014-2016 cycle (IFRS 12 Disclosure of Interests in Other Entities)

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016.

The amendment specifies the disclosure requirements set forth in IFRS 12 for holdings in entities that are within the scope of IFRS 5 “Non-current Assets Held-for-Sale and Discontinued Operations”.

The date of application of these amendments is January 1, 2017. This change has no impact on the Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

2.              Accounting standards issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”)

Circular No. 3,615. Compendium of Accounting Standards. Chapter C-2. Intermediate Financial Information Review Report.

On December 12, 2016, the SBIF issued Circular No. 3,615, which established that as from 2017, the financial statements referred to June 30 of each year must be submitted to the regulatory authority with the respective report issued by its external auditors in accordance with the Generally Accepted Auditing Standards (NAGA No. 63, section AU 930, or its international equivalent, SAS No. 122, section AU-C 930).

On July 31, 2017, the aforementioned interim financial statements were reported to the SBIF with the respective report of the external auditors.

3.1.2 New standards and interpretations that have been issued but its application date has not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board and Superintendency of Banks and Financial Institutions that are not yet effective as of December 31, 2017:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

1.              Accounting standards issued by International Accounting Standards Board.

IFRS 9 — Financial Instruments.

On July 24, 2014, the IASB concluded its improvement project on the accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on principles for the classification and measurement, introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The designation of the classification, determining how financial assets and liabilities are accounted for in the financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach to the classification of financial assets, based on the entity’s business model for the management of financial assets and the characteristics of contractual flows.

In terms of impairment standard establishes a single model that applies to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which require a timely recognition of expected credit losses.

IFRS 9 introduces changes to the requirements for accounting hedge, and also new alternatives of strategies to use. The amendments means a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

This standard also established that the change in fair value that corresponds to own credit risk will be recorded in Other Comprehensive Income, thus reducing any eventual volatility that would be generated in the income of the entity as a result of its recognition. Earlier application of this improvement is permitted, prior to any other requirement of IFRS 9.

Mandatory adoption date is January 1, 2018. However, for purposes of these financial statements, this standard has not been approved by the Chilean Superintendency of Banks and Financial Institutions, event required to its local application.

Notwithstanding the above, Banco de Chile in its capacity as issuer of securities on the New York Stock Exchange, during 2016 carried out a conceptual analysis related to the three aspects of IFRS 9. In order to comply with the new standards required for the preparation and presentation of the 20F Annual Report to the Securities and Exchange Commission (SEC), during 2017 the Bank and its subsidiaries initiated technological developments and other solutions to address the needs generated by the application of the new IFRS 9 accounting pronouncement, as are the implementation of models and procedures related to the Expected Loan Loss Model (ECL), the SPPI Test (Only Payment of Principal and Interest) and the Evaluation of the Business Model, among others. As of the date of issuance of these financial statements, the process of quantifying the impact on results that the application of this new standard will have for purposes of the Financial Statements published annually under full IFRS criteria has not been completed

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                          New Accounting Pronouncements, continued:

IFRS 15 — Revenue from Contracts with Customers.

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present useful information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new standard replace the following current standard and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programs, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard. In short the amendments clarify how:

•                  Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

•                  Determining whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

•                  Determine whether the product of a license must be recognized at a point in time or over time.

The date of application of this new standard starts in January 1, 2018.

Based on the evaluation conducted, in addition to providing more extensive disclosures about the Bank’s and subsidiaries’ income transactions, it is estimated that the application of IFRS 15 will not have an impact on the financial condition or results of operations. Banco Chile and its Subsidiaries will choose to apply the modified transition approach.

IFRS 16 - Leases.

On January 2016 was issued IFRS 16, which has as purpose to establish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule is no different to the previous rule, IAS 17 — Leases, related to the accounting treatment for the lessor.  However, related to the lessee, the new rule requires recognize the assets and liabilities, so eliminate the differences between financial and operating lease.

The effective date of application is beginning January 1, 2019.  Early adoption permitted but only if IFRS 15 - Revenue from contracts with customers is also applied.

Banco de Chile and its subsidiaries will implement IFRS 16 as of January 1, 2019 and are in the process of estimating the impact of the adoption of this standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015 the IASB agreed that the amendments should apply in the future, allowing its immediate application.

This amendment will not impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IFRS 2 — Share-based payments.

In June 2016, the IASB made amendments to IFRS 2 related to the classification and measurement of transactions of share-based payment.

The amendments address the following areas:

•             Compliance conditions when share-based payments are settled in cash.

•             Classification of share-based transactions, net of withholding of income tax.

•             Accounting for changes made to the terms of the contracts which modify the classification of cash-settled payments or settled in equity shares.

The date of application of these amendments is from January 1, 2018. Early adoption permitted.

For not having this kind of compensation, Banco de Chile and its subsidiaries will have no impacts on the consolidated financial statements as a result of the adoption of this standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 28 — Investments in associates and joint ventures.

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016, which included the amendment to IAS 28. This amended to clarify that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes it clear that the method chosen for each investment should be made at the initial time.

The date of application of these amendments is from January 1, 2018.

This change has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 40 — Investment Property.

IAS 40 requires that an asset be transferred to (or from), investment property only when there is a change in its use.

The amendment, issued in December 2016, clarifies that a change in management’s intentions for the use of a property does not provide, in isolation, evidence of a change in its use. An entity must, therefore, have taken observable actions to support such a change.

The date of application of these amendments is from January 1, 2018.

This change has no significant impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRIC 22 — Foreign Currency Transactions and Advance Consideration.

In December 2016, the IASB issued Interpretation IFRIC 22 “Foreign Currency Transactions and Advance Consideration”.

This Interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income.

The IFRIC specifies that at the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, it is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability that Arising from the payment or collection of the anticipated consideration. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early consideration and the date of recognition of the transaction to which said consideration relates.

The date of application of these amendments is from January 1, 2018.

This interpretation has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

IFRIC 23 - Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments, developed by the IFRS Interpretations Committee. This interpretation indicates what disclosures should be made when there is uncertainty about the treatment followed by the entity to determine the income tax payable.

When it is not clear how the tax law applies to a particular transaction or circumstance, or if a tax authority accepts the tax treatment of a entity. IAS 12 Income Taxes specifies how to account for current and deferred tax, but not how to reflect the effects of uncertainty. IFRIC 23 provides requirements in addition to the requirements of IAS 12 specifying how to reflect the effects of uncertainty in the accounting of income taxes.

The date of application of this interpretation is from January 1, 2019.

The Bank and its subsidiaries are evaluating the impact of this amendment.

IAS 28 Investments in associates and joint ventures and IFRS 9 Financial instruments.

In October 2017, the IASB published the amendments to IFRS 9 Financial Instruments and IAS 28 Investments in Associated Entities and Joint Ventures.

The amendments to IFRS 9 allow entities to measure financial assets, prepaid with negative compensation at amortized cost or fair value, through other comprehensive income if a specific condition is met, instead of at fair value with effect on results.

Regarding IAS 28, the amendments clarify that entities must account for long-term results in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

The IASB also released an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associated entity or joint venture.

The date of application of these amendments is January 1, 2019.

This modification has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

Annual improvements IFRS

In December 2017, the IASB issued the Annual Improvements to IFRS Cycle 2015-2017, which includes amendments to the following regulations:

•  IFRS 3 Business Combinations. Interests previously held in a joint operation.

The amendment provides additional guidance for applying the procurement method to particular types of business combinations.

The amendment states that when a party to a joint arrangement obtains control of a business, which is a joint arrangement and had rights over the assets and liabilities for the liabilities related to this joint arrangement, immediately before the acquisition date, the transaction it is a business combination achieved in stages.

Therefore, the acquirer will apply the requirements for a business combination achieved in stages, including re-measuring its previously held interest in the joint operation. By doing so, the acquirer will re-measure its total value that it previously had in the joint operation.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

The Bank and its subsidiaries are evaluating the impact of this amendment.

•  IFRS 11 Joint Agreements.

The amendments to IFRS 11 relate to the accounting for acquisitions of interests in Joint Agreements.

The amendment establishes that a party that participates, but does not have control, in a joint agreement, can obtain control of the joint agreement. Given the above, the activity of the joint agreement would constitute a Business Combination as defined in IFRS 3, in such cases, the interests previously held in the joint agreement are not remeasured.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

The Bank is evaluating the impact of this amendment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

•  IAS 23 Costs for loans. Costs for loans that can be capitalized.

The amendment to the standard is intended to clarify that, when an asset is available for use or sale, an entity will treat any outstanding loan taken specifically to obtain that asset, as part of the funds it has taken as current loans.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

This modification has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

2. Accounting standards issued by the Superintendency of Banks and Financial Institutions.

On January 11, 2018, the SBIF published for consultation, amendments to the regulations contained in Chapter B-1 “Provisions for Credit Risk” of the Compendium of Accounting Standards. These modifications are related to the use of standard methods for calculating provisions of the commercial portfolio evaluated as of January 1, 2019. To date, the provisions for this type of portfolio are used through internal methods.

Without limiting the foregoing, banks must recognize minimum provisions in accordance with standard methodologies. The use of this minimum basis for provisions, in no case exempts financial institutions from their responsibility to have their own methodologies to determine provisions that are sufficient to protect the credit risk of each of their portfolios, and therefore must have both methods The constitution of provisions will be made considering the higher value obtained between the respective standard method and the internal method.

Notwithstanding the foregoing, the Superintendency may allow the establishment of provisions of the commercial group analysis portfolio based on the results of the application of internal models, provided that these have been duly approved within the normal process of reviewing the SBIF.

4.                           Changes in Accounting policies and Disclosures:

During the year ended December 31, 2017, there have been no accounting changes that may significantly affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.         Relevant Events:

(a)         On January 26, 2017 in the Ordinary Session No. BCH 2,853, the Board of Directors of the Bank of Chile resolved to call an Ordinary Shareholders’ Meeting to be held on March 23, 2017 with the purpose of proposing, among other matters, the distribution of the dividend No. 205 of $2.92173783704 pear each of the 97,624,347,430 shares, payable against net distributable income for the year ended December 31, 2016, corresponding to 60% of such income.

In addition, the Board of Directors resolved to convene an Extraordinary Shareholders’ Meeting to be held on the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income obtained during the fiscal year ending on December 31st, 2016, through the issuance of fully paid-in shares, without nominal value, determined at a value of $73.28 per share, which will be distributed among the shareholders at the rate of 0.02658058439 shares per share and adopting the necessary agreements subject to the exercise of the options provided for in article 31 of Law No. 19,396.

(b)         On February 9, 2017 according to articles 19 et seq. of Law 19,913, the Financial Analysis Unit (“Unidad de Analisis Financiero”) that belongs to the Chilean Ministry of Finance imposed to Banco de Chile an administrative warning and fine of UF 500 on Banco de Chile in relation to the erroneous sending to that Unit, of the information contained in article 5 of the aforementioned law, for the period between April 2011 and June 2012.

(c)          On March 21, 2017, due to changes in the comprises of the Board of Directors of the subsidiary Banchile Securitizadora S.A. in the course of the last year and in accordance with the law and the bylaws, the Board of Directors was completely renewed.

In accordance with the is established in articles seventh and eighth of the by-laws, the following persons were unanimously elected as Directors: Pablo Granifo Lavín, Juan Alberdi Monforte, Eduardo Ebensperger Orrego, José Miguel Quintana Malfanti and Marcos Frontaura De La Maza, who remains in office for the statutory period of three-years term, that is, until the Ordinary Shareholders’ Meeting to be held in 2020.

(d)         On March 23, 2017, the Ordinary Shareholders’ Meeting approved the dividend No.205 corresponding to CLP$2.92173783704 per share, payable against net distributable income for the year 2016. In addition, at the Extraordinary Shareholders Meeting held on the same date, agreed to capitalize 40% of the net distributable profit for 2016, through the issuance of fully paid-in shares with no par value, with a value of Ch$73.28 per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.            Relevant Events, continued:

(e)          At the Ordinary Shareholders’ Meeting of this institution held on March 23, 2017, it was proceeded to the election of the Board of Directors, due to the end of the legal and statutory three years term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a new three years term:

Directors:
Andrés Ergas Heymann
	Alfredo Ergas Segal	(Independent)
	Jaime Estévez Valencia	(Independent)
Jane Fraser
Pablo Granifo Lavín
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

First Alternate Director:
Rodrigo Manubens Moltedo
Second Alternate Director:
	Thomas Fürst Freiwirth	(Independent)

Moreover, in Ordinary Session No.BCH 2,856 held on March 23, 2017, the Board of Directors of the Bank of Chile agreed the following nominations and appointments:

President:	Pablo Granifo Lavín
Vice President:	Andrónico Luksic Craig
Vice President:	Jane Fraser
Board advisor:	Hernán Büchi Buc

(f)           On March 28, 2017, the Central Bank of Chile has communicated to Banco de Chile that the Board (Consejo) of such institution, in Special Session No. 2051E, held on March 27, 2017, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 23, 2017, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 40% of the net income obtained during the year ending on December 31, 2016, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No. 19,396, regarding the modification of the way of payment of the subordinated obligation and other applicable legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.            Relevant Events, continued:

(g)          On July 13, 2017, and regarding the capitalization of 40% of the net distributable profit for the 2016 fiscal year, through the issuance of fully paid-in shares agreed at the Extraordinary Shareholders’ Meeting held on March 23, 2017, Banco de Chile reported as essential fact the following;

(a)             At the referred Extraordinary Shareholders’ Meeting, it was agreed to increase the capital of the Bank in the amount of Ch$133,353,827,359 through the issuance of 1,819,784,762 fully paid-in shares, with no par value, payable against the net distributable profit of the fiscal year 2016 that was not distributed as a dividend, as agreed in the Ordinary Shareholders Meeting held on the same day.

The Superintendency of Banks and Financial Institutions approved the bylaws reform, through Resolution No. 260 of May 25 of this year, which was registered in the Commercial Registry of Santiago to fs. 43,218 No. 23,646 of the year 2017 and published in the Diario Oficial of Chile (equivalent to the “Federal Register”) of June 1, 2017.

The issue of the fully paid-in shares was recorded in the Securities Registry of the aforementioned Superintendency with No. 1/2017, dated July 11, 2017.

(b)             The Board of Directors of Banco de Chile, in Session No. BCH 2,862, dated July 13, 2017, agreed to set as the date for issuing and distributing the fully paid-in shares on July 27, 2017.

(c)              The shareholders who are registered in the Register of Shareholders of the Company at July 21, 2017 shall be entitled to receive the new shares, at the rate of 0.02658058439 fully paid-in shares for each share.

(d)             The respective securities will be duly assigned to each shareholder, and will only be printed for those who subsequently request it in writing in the Stock Department of the Bank of Chile.

(e)              As a result of the issue of fully paid-in shares, the Bank’s capital is divided into 99,444,132,192 nominative shares, with no par value, fully subscribed and paid.

(h)         On August 24, 2017, Banco de Chile informed that in conjunction with Citigroup Inc. they have agreed to extend the validity of the Cooperation Agreement signed on October 22, 2015. In accordance with said extension, the validity of the Cooperation Agreement extends from 1 January 2018 until 1 January 2020, the parties being entitled to agree before 31 August 2019 an extension for two years from 1 January 2020. If this does not occur, the contract will be extended once for a period of one year from 1 January 2020 until 1 January 2021. The same renewal procedure may be used as often as the parties may agree.

The aforementioned extension also extends to the Global Connectivity Contracts, License and Master Services Agreement that Banco de Chile has signed with Citigroup Inc.

The Board of Directors of Banco de Chile, in session No. BCH 2,865 of August 24, 2017, approved the extension referred to above, in the terms set forth in articles 146 et seq. of the Chilean Corporations Act.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.         Relevant Events, continued:

(i)             On November 30, 2017, the subsidiary Banchile Securitizadora SA, accepted the resignation presented to the position of Director of Mr. Marcos Frontaura De la Maza as of December 1, 2017.

6.         Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:                                 This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, though its management is related to the segments mentioned previously, the income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.         Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions, provisions for loan losses and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation.

•                                The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

•                                Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the years ended 31, December 2017 and 2016, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.         Business Segments, continued:

The following table presents the income by segment for the year ended 2017 and 2016 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	914,395	873,669	321,178	346,829	(3,772)	4,207	(4,336)	(4,337)	1,227,465	1,220,368	1,973	1,001	1,229,438	1,221,369
Net commissions income (loss)	184,045	170,529	43,447	42,202	(4,306)	(2,473)	135,987	121,383	359,173	331,641	(11,499)	(10,370)	347,674	321,271
Other operating income	36,003	93,135	35,201	33,322	38,931	44,754	26,884	23,923	137,019	195,134	(4,861)	(2,980)	132,158	192,154
Total operating revenue	1,134,443	1,137,333	399,826	422,353	30,853	46,488	158,535	140,969	1,723,657	1,747,143	(14,387)	(12,349)	1,709,270	1,734,794
Provision for loan losses (*)	(256,262)	(301,491)	21,415	(8,243)	—	—	(135)	(1)	(234,982)	(309,735)	—	—	(234,982)	(309,735)
Depreciation and amortization	(27,676)	(25,229)	(4,540)	(4,912)	(141)	(172)	(2,894)	(2,976)	(35,251)	(33,289)	—	—	(35,251)	(33,289)
Other operating expenses	(507,913)	(504,041)	(153,218)	(152,859)	(5,022)	(5,596)	(102,281)	(104,847)	(768,434)	(767,343)	14,387	12,349	(754,047)	(754,994)
Income attributable to associates	4,006	3,078	1,339	914	161	79	551	442	6,057	4,513	—	—	6,057	4,513
Income before income taxes	346,598	309,650	264,822	257,253	25,851	40,799	53,776	33,587	691,047	641,289	—	—	691,047	641,289
Income taxes													(115,034)	(89,040)
Income after income taxes													576,013	552,249

(*)             As of December 31, 2016, the Retail and Wholesale segments include additional provisions allocated based on their risk-weighted assets.

The following table presents assets and liabilities of the year ended 2017 and 2016 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	16,099,926	15,198,634	10,558,278	11,526,685	5,469,829	4,121,333	637,860	535,727	32,765,893	31,382,379	(232,137)	(137,201)	32,533,756	31,245,178
Current and deferred taxes													290,432	288,505
Total assets													32,824,188	31,533,683

Liabilities	10,380,250	10,234,712	10,272,607	10,277,326	8,815,056	7,880,847	479,244	390,453	29,947,157	28,783,338	(232,137)	(137,201)	29,715,020	28,646,137
Current and deferred taxes													3,453	135
Total liabilities													29,718,473	28,646,272

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.         Cash and Cash Equivalents:

(a)                       The detail of the balances included under cash and cash equivalents and their reconciliation with the statement of cash flows at each year-end are detailed as follows:

	2017	2016
	MCh$	MCh$

Cash and due from banks:
Cash (*)	522,869	665,464
Deposit in Chilean Central Bank (*)	162,421	118,501
Deposits in other domestic banks	9,922	8,433
Deposits abroad	362,181	615,769
Subtotal - Cash and due from banks	1,057,393	1,408,167

Net transactions in the course of collection	226,097	181,270
Highly liquid financial instruments (**)	719,069	467,593
Repurchase agreements	76,839	39,950
Total cash and cash equivalents	2,079,398	2,096,980

(*)    Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**) It corresponds to negotiation instruments, available-for-sale and investment instruments, whose term does not exceed three months from the date of acquisition.

Highly liquid financial instruments:

	2017	2016
	MCh$	MCh$

Financial Assets Held-for-trading	710,162	467,593
Available-for-sale Instruments	8,907	—
Total	719,069	467,593

(b)       Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	2017	2016
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	204,624	191,105
Funds receivable	317,185	185,147
Subtotal transactions in the course of collection	521,809	376,252

Liabilities
Funds payable	(295,712)	(194,982)
Subtotal transactions in the course of payment	(295,712)	(194,982)
Net transactions in the course of settlement	226,097	181,270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.         Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2017	2016
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank of Chile bonds	400,368	30,546
Central Bank of Chile promissory notes	662,190	393,019
Other instruments issued by the Chilean Government and Central Bank	254,606	58,781

Other instruments issued in Chile
Bonds from other domestic companies	—	—
Bonds from domestic banks	2,070	21
Deposits in domestic banks	218,307	896,534
Other instruments issued in Chile	715	672

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	322	385

Mutual fund investments
Funds managed by related companies	78,069	25,823
Funds managed by third-party	—	—
Total	1,616,647	1,405,781

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of Ch$5,096 million as of December 31, 2017 (Ch$21,789 million as of December 31, 2016). Repurchase agreements have an average expiration of 7 days at the end of the year 2017 (4 days in December 2016). Furthermore, are maintained instruments that guarantee margins for offset transactions of derivatives through Comder Contraparte Central S.A. for an amount of Ch$34,585 million as of December 31, 2017 (Ch$9,945 million as of December 31, 2016).

Under “Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$158,731 million as of December 31, 2017 (Ch$159,803 million as of December 31, 2016). The repurchase agreements have an average maturity of 7 days at the end of the year 2017 (10 days in December 2016).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$15,032 million as of December 31, 2017 (Ch$19,649 million as of December 31, 2016), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Cash collateral on securities borrowed and reverse repurchase agreements:

(a)                       Rights for repurchase contracts: The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2017 and 2016, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	4,114	—	—	—	—	—	—	—	—	—	—	—	4,114	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	2,576	—	—	—	—	—	—	—	—	—	—	—	2,576	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	13,297	—	—	—	—	—	—	—	—	—	—	—	13,297	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	47,357	30,963	19,207	21,967	5,090	2,773	—	—	—	—	—	—	71,654	55,703

Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	67,344	30,963	19,207	21,967	5,090	2,773	—	—	—	—	—	—	91,641	55,703

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2017, the fair value of the instruments received amounts to Ch$95,665 million (Ch$54,499 million as of December, 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Cash collateral on securities lent and repurchase agreements, continued:

(b)                       Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate. As of December 31, 2017 and 2016, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	5,169	10,568	—	—	—	—	—	—	—	—	—	—	5,169	10,568
Central Bank promissory notes	5,095	16,165	—	—	—	—	—	—	—	—	—	—	5,095	16,165
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	2,013	—	—	—	—	—	—	—	—	—	—	—	2,013	—
Deposits in domestic banks	114,359	174,078	—	16,006	56,762	—	—	—	—	—	—	—	171,121	190,084
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	11,994	—	—	—	—	—	—	—	—	—	—	—	11,994	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	138,630	200,811	—	16,006	56,762	—	—	—	—	—	—	—	195,392	216,817

Securities sold:

The fair value of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of December 31, 2017 is Ch$195,437 million (Ch$223,721 million in December 2016). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges:

(a)                       As of December 31, 2017 and 2016, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	13,914	—	13,914	—	3,652
Interest rate swap	—	—	—	25,233	12,593	41,144	78,970	277	1,678
Total derivatives held for hedging purposes	—	—	—	25,233	26,507	41,144	92,884	277	5,330

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	254,724	377,072	30,874	485,891	1,148,561	27,572	80,888
Total derivatives held as cash flow hedges	—	—	254,724	377,072	30,874	485,891	1,148,561	27,572	80,888

Trading derivatives
Currency forward	6,217,692	6,739,730	14,706,493	1,630,627	138,946	6,154	29,439,642	506,502	578,083
Interest rate forward	14,000	—	—	—	—	—	14,000	—	206
Interest rate swap	3,450,543	8,494,249	17,762,447	13,242,961	5,287,261	7,379,643	55,617,104	243,931	241,613
Interest rate swap and cross currency swap	156,414	458,006	1,934,358	3,126,560	2,440,814	3,165,088	11,281,240	466,192	504,209
Call currency options	23,191	32,444	94,359	3,782	—	—	153,776	514	475
Put currency options	19,140	25,163	97,634	3,936	—	—	145,873	2,841	3,433
Total trading derivatives	9,880,980	15,749,592	34,595,291	18,007,866	7,867,021	10,550,885	96,651,635	1,219,980	1,328,019

Total	9,880,980	15,749,592	34,850,015	18,410,171	7,924,402	11,077,920	97,893,080	1,247,829	1,414,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(a)             Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	—	16,721	16,721	—	4,304
Interest rate swap	—	—	10,726	50,213	19,777	41,365	122,081	218	5,989
Total derivatives held for hedging purposes	—	—	10,726	50,213	19,777	58,086	138,802	218	10,293

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	203,882	546,729	30,883	416,507	1,198,001	63,482	45,722
Total derivatives held as cash flow hedges	—	—	203,882	546,729	30,883	416,507	1,198,001	63,482	45,722

Trading derivatives
Currency forward	5,464,265	6,186,901	10,373,905	740,167	53,336	6,704	22,825,278	163,701	138,574
Interest rate forward	—	—	—	—	—	—	—	—	—
Interest rate swap	1,146,528	4,015,500	7,430,120	10,543,378	4,924,193	6,837,254	34,896,973	253,307	249,930
Interest rate swap and cross currency swap	185,592	563,299	1,512,446	1,999,817	1,641,551	3,239,685	9,142,390	455,784	554,722
Call currency options	31,432	51,502	80,547	10,579	—	—	174,060	1,558	1,979
Put currency options	19,175	29,093	63,862	10,579	—	—	122,709	1,584	867
Total trading derivatives	6,846,992	10,846,295	19,460,880	13,304,520	6,619,080	10,083,643	67,161,410	875,934	946,072

Total	6,846,992	10,846,295	19,675,488	13,901,462	6,669,740	10,558,236	68,498,213	939,634	1,002,087

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(b)       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as December 31, 2017 and 2016:

	2017	2016
	MCh$	MCh$
Hedge element
Commercial loans	13,914	16,721
Corporate bonds	78,970	122,081

Hedge instrument
Cross currency swap	13,914	16,721
Interest rate swap	78,970	122,081

(c)       Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Peruvian Sol, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,246)	(552)	(2,491)	(1,105)	(2,491)	(1,105)	(82,348)	(35,467)	(88,576)	(38,229)
Corporate Bond HKD	—	—	—	—	(11,052)	(12,144)	(68,634)	(76,922)	(19,202)	(21,084)	(298,776)	(338,517)	(397,664)	(448,667)
Corporate Bond PEN	—	—	—	—	—	(15,614)	—	—	—	—	—	—	—	(15,614)
Corporate Bond CHF	—	—	(986)	(1,031)	(161,529)	(87,308)	(192,519)	(370,926)	(474)	(495)	(95,174)	(99,748)	(450,682)	(559,508)
Obligation USD	(212)	(531)	(235)	—	(93,173)	(115,113)	(43,385)	(101,478)	—	—	—	—	(137,005)	(217,122)
Corporate Bond JPY	—	—	(292)	(306)	(1,150)	(623)	(72,098)	(46,415)	(28,886)	(29,418)	(63,002)	(28,866)	(165,428)	(105,628)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,246	552	2,491	1,105	2,491	1,105	82,348	35,467	88,576	38,229
Cross Currency Swap HKD	—	—	—	—	11,052	12,144	68,634	76,922	19,202	21,084	298,776	338,517	397,664	448,667
Cross Currency Swap PEN	—	—	—	—	—	15,614	—	—	—	—	—	—	—	15,614
Cross Currency Swap CHF	—	—	986	1,031	161,529	87,308	192,519	370,926	474	495	95,174	99,748	450,682	559,508
Cross Currency Swap USD	212	531	235	—	93,173	115,113	43,385	101,478	—	—	—	—	137,005	217,122
Cross Currency Swap JPY	—	—	292	306	1,150	623	72,098	46,415	28,886	29,418	63,002	28,866	165,428	105,628

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	1,155	2,344	2,304	281,377	232,833	414,764	592,204	59,737	54,094	555,461	470,207	1,313,683	1,352,797

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	—	—	(9,404)	(9,253)	(66,188)	(66,278)	(16,365)	(16,091)	(285,066)	(288,322)	(377,023)	(379,944)
Cross Currency Swap PEN	—	—	—	—	—	(16,588)	—	—	—	—	—	—	—	(16,588)
Cross Currency Swap JPY	—	—	(1,061)	(1,043)	(3,372)	(1,867)	(85,598)	(52,107)	(35,063)	(32,878)	(77,895)	(30,761)	(202,989)	(118,656)
Cross Currency Swap USD	—	—	—	—	(111,077)	(114,210)	(44,840)	(108,690)	—	—	—	—	(155,917)	(222,900)
Cross Currency Swap CHF	—	(1,155)	(1,283)	(1,261)	(155,767)	(89,876)	(214,620)	(363,045)	(4,793)	(3,560)	(107,870)	(109,592)	(484,333)	(568,489)
Cross Currency Swap EUR	—	—	—	—	(1,757)	(1,039)	(3,518)	(2,084)	(3,516)	(1,565)	(84,630)	(41,532)	(93,421)	(46,220)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

Regarding to assets denominated in Unidad de Fomento (“UF”) hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the hedging relationship.

(c.3)             The unrealized results generated during the year 2017 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$14,979 million (charge to equity of Ch$50,481 million in December 31, 2016). The net effect of taxes credit to equity amounts to Ch$11,159 million in 2017 (net charged to equity of Ch$38,366 million credit to equity as of December 31, 2016).

The accumulated balance for this concept as of December 21, 2017 corresponds to a charge in equity amounted to Ch$12,551 million (charge to equity of Ch$27,530 million as of December 31, 2016).

(c.4)             The net effect in income of derivatives cash flow hedges amount to Ch$93,612 million charged to income in 2017 (Ch$135,929 million charge to income as of December 31, 2016).

(c.5)     As of December 31, 2017 and 2016, does not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)     As of December 31, 2017 and 2016, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.       Loans and advances to Banks:

(a)                       As of December 31, 2017 and 2016, the balances presented in the item “Loans and advances to  Banks” are as follows:

	2017	2016
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	120,017	200,019
Interbank loans commercial	—	8,384
Provisions for loans to domestic banks	(43)	(100)
Subtotal	119,974	208,303
Foreign Banks
Interbank loans commercial	187,006	129,904
Credits with third countries	61,091	77,049
Chilean exports trade loans	41,255	57,749
Provisions for loans to foreign banks	(540)	(429)
Subtotal	288,812	264,273
Central Bank of Chile
Non-available Central Bank deposits	350,000	700,000
Other Central Bank credits	916	341
Subtotal	350,916	700,341
Total	759,702	1,172,917

(b)                       The changes in provisions of the credits owed by the banks, during the years 2017 and 2016, are summarized as follows:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$

Balance as of January 1, 2016	72	630	702
Provisions established	28	—	28
Provisions released	—	(201)	(201)
Balance as of December 31, 2016	100	429	529
Provisions established	—	111	111
Provisions released	(57)	—	(57)
Balance as of December 31, 2017	43	540	583

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net:

(a.i)     Loans to Customers:

As of December 31, 2017 and 2016, the composition of the portfolio of loans is the following:

	2017
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,199,048	67,602	294,976	10,561,626	(118,710)	(81,377)	(200,087)	10,361,539
Foreign trade loans	948,547	10,627	24,364	983,538	(38,752)	(2,311)	(41,063)	942,475
Current account debtors	265,842	2,706	2,392	270,940	(3,509)	(6,350)	(9,859)	261,081
Factoring transactions	643,352	2,552	931	646,835	(9,349)	(2,037)	(11,386)	635,449
Student loans	44,407	—	1,617	46,024	—	(1,319)	(1,319)	44,705
Commercial lease transactions (1)	1,337,411	17,468	26,637	1,381,516	(4,946)	(8,215)	(13,161)	1,368,355
Other loans and accounts receivable	55,521	298	6,815	62,634	(912)	(5,688)	(6,600)	56,034
Subtotal	13,494,128	101,253	357,732	13,953,113	(176,178)	(107,297)	(283,475)	13,669,638
Mortgage loans
Letters of credit	27,568	—	2,105	29,673	—	(11)	(11)	29,662
Endorsable mortgage loans	52,229	—	1,800	54,029	—	(58)	(58)	53,971
Other residential lending	7,229,037	—	151,691	7,380,728	—	(31,478)	(31,478)	7,349,250
Credit from ANAP	8	—	—	8	—	—	—	8
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,127	—	441	8,568	—	(217)	(217)	8,351
Subtotal	7,316,969	—	156,037	7,473,006	—	(31,764)	(31,764)	7,441,242
Consumer loans
Consumer loans in installments	2,311,482	—	227,239	2,538,721	—	(175,659)	(175,659)	2,363,062
Current account debtors	314,506	—	2,149	316,655	—	(10,446)	(10,446)	306,209
Credit card debtors	1,134,476	—	22,654	1,157,130	—	(56,525)	(56,525)	1,100,605
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8	—	902	910	—	(313)	(313)	597
Subtotal	3,760,472	—	252,944	4,013,416	—	(242,943)	(242,943)	3,770,473
Total	24,571,569	101,253	766,713	25,439,535	(176,178)	(382,004)	(558,182)	24,881,353

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2017 Ch$653,575 million correspond to finance leases for real estate and Ch$727,941 million correspond to finance leases for movable assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers net, continued:

(a.i)     Loans to Customers, continued:

	2016
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,603,307	132,308	296,859	11,032,474	(126,704)	(79,780)	(206,484)	10,825,990
Foreign trade loans	1,167,598	47,317	53,702	1,268,617	(74,818)	(3,410)	(78,228)	1,190,389
Current account debtors	209,031	2,499	2,291	213,821	(2,944)	(4,467)	(7,411)	206,410
Factoring transactions	507,807	1,724	809	510,340	(8,671)	(1,953)	(10,624)	499,716
Student loans	41,738	—	949	42,687	—	(1,278)	(1,278)	41,409
Commercial lease transactions (1)	1,312,740	12,549	25,823	1,351,112	(7,062)	(10,574)	(17,636)	1,333,476
Other loans and accounts receivable	66,050	418	5,269	71,737	(886)	(3,712)	(4,598)	67,139
Subtotal	13,908,271	196,815	385,702	14,490,788	(221,085)	(105,174)	(326,259)	14,164,529
Mortgage loans
Letters of credit	37,355	—	2,874	40,229	—	(45)	(45)	40,184
Endorsable mortgage loans	66,385	—	2,085	68,470	—	(95)	(95)	68,375
Other residential lending	6,673,029	—	130,499	6,803,528	—	(33,551)	(33,551)	6,769,977
Credit from ANAP	13	—	—	13	—	—	—	13
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	7,832	—	114	7,946	—	(175)	(175)	7,771
Subtotal	6,784,614	—	135,572	6,920,186	—	(33,866)	(33,866)	6,886,320
Consumer loans
Consumer loans in installments	2,266,117	—	222,826	2,488,943	—	(201,097)	(201,097)	2,287,846
Current account debtors	326,012	—	3,163	329,175	—	(6,139)	(6,139)	323,036
Credit card debtors	1,131,412	—	24,263	1,155,675	—	(42,232)	(42,232)	1,113,443
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9	—	758	767	—	(398)	(398)	369
Subtotal	3,723,550	—	251,010	3,974,560	—	(249,866)	(249,866)	3,724,694
Total	24,416,435	196,815	772,284	25,385,534	(221,085)	(388,906)	(609,991)	24,775,543

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2016 Ch$631,500 million correspond to finance leases for real estate and Ch$719,612 million correspond to finance leases for movable assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net, continued:

(a.ii)    Impaired Portfolio:

As of December 31, 2017 and 2016, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	13,593,249	14,022,176	359,864	468,612	13,953,113	14,490,788	(176,178)	(221,085)	(107,297)	(105,174)	(283,475)	(326,259)	13,669,638	14,164,529
Mortgage loans	7,316,969	6,784,614	156,037	135,572	7,473,006	6,920,186	—	—	(31,764)	(33,866)	(31,764)	(33,866)	7,441,242	6,886,320
Consumer loans	3,760,472	3,723,550	252,944	251,010	4,013,416	3,974,560	—	—	(242,943)	(249,866)	(242,943)	(249,866)	3,770,473	3,724,694
Total	24,670,690	24,530,340	768,845	855,194	25,439,535	25,385,534	(176,178)	(221,085)	(382,004)	(388,906)	(558,182)	(609,991)	24,881,353	24,775,543

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(b)       Credit risk provisions:

The changes in credits risk provisions, during 2017 and 2016, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2016	263,719	107,080	34,952	196,015	601,766
Charge-offs	(14,913)	(44,930)	(4,190)	(213,024)	(277,057)
Sales or transfers of credits	(24,925)	—	—	—	(24,925)
Allowances established	—	43,024	3,104	266,875	313,003
Allowances released	(2,796)	—	—	—	(2,796)
Balance as of December 31, 2016	221,085	105,174	33,866	249,866	609,991

Balance as of January 01,2017	221,085	105,174	33,866	249,866	609,991
Charge-offs	(13,774)	(44,942)	(5,093)	(254,981)	(318,790)
Sales or transfers of credits	(13,074)	—	—	—	(13,074)
Allowances established	—	47,065	2,991	248,058	298,114
Allowances released	(18,059)	—	—	—	(18,059)
Balance as of December 31, 2017	176,178	107,297	31,764	242,943	558,182

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.                  As of December 31, 2017 and 2016, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (e) and (f).

2.                  As of December 31, 2017 and 2016 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and all risks and benefits related to these financial assets have been transferred all or substantially to it. (See Note No. 12 (f)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(c)       Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	461,354	463,296	(54,216)	(54,347)	407,138	408,949
From 1 to 2 years	338,305	325,230	(39,946)	(40,166)	298,359	285,064
From 2 to 3 years	230,920	223,796	(26,136)	(26,156)	204,784	197,640
From 3 to 4 years	146,921	147,047	(17,680)	(18,162)	129,241	128,885
From 4 to 5 years	99,268	99,992	(12,564)	(12,698)	86,704	87,294
After 5 years	278,607	265,660	(27,315)	(28,399)	251,292	237,261
Total	1,555,375	1,525,021	(177,857)	(179,928)	1,377,518	1,345,093

(*)    The net balance receivable does not include past-due portfolio totaling Ch$3,998 million as of December 31, 2017 (Ch$6,019 million as of December 31, 2016).

The Bank has financial leasing operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases have an average useful life between 2 and 14 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(d)                       Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2017 and 2016 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2017	2016	2017	2016	2017		2016
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Commerce	2,005,706	2,182,771	21,718	52,456	2,027,424	7.97	2,235,227	8.81
Services	1,964,238	1,937,428	—	—	1,964,238	7.72	1,937,428	7.63
Financial Services	1,845,464	2,102,582	6,185	13,621	1,851,649	7.28	2,116,203	8.34
Transportation and telecommunication	1,612,930	1,636,994	—	—	1,612,930	6.34	1,636,994	6.45
Construction	1,493,373	1,647,862	—	—	1,493,373	5.87	1,647,862	6.49
Manufacturing	1,369,293	1,517,436	30,399	44,301	1,399,692	5.50	1,561,737	6.15
Agriculture and livestock	1,354,069	1,184,869	—	—	1,354,069	5.32	1,184,869	4.67
Electricity, gas and water	565,695	566,438	—	—	565,695	2.22	566,438	2.23
Mining	422,176	432,822	—	—	422,176	1.66	432,822	1.70
Fishing	145,266	264,042	—	—	145,266	0.57	264,042	1.04
Other	1,116,601	907,166	—	—	1,116,601	4.39	907,166	3.57
Subtotal	13,894,811	14,380,410	58,302	110,378	13,953,113	54.84	14,490,788	57.08
Residential mortgage loans	7,473,006	6,920,186	—	—	7,473,006	29.38	6,920,186	27.26
Consumer loans	4,013,416	3,974,560	—	—	4,013,416	15.78	3,974,560	15.66
Total	25,381,233	25,275,156	58,302	110,378	25,439,535	100.00	25,385,534	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(e)        Purchase of loan portfolio:

During the year ended December 31, 2017 portfolio purchases were made, whose nominal value amounted to Ch$1,495 million.

During the year 2016 the Bank acquired loan portfolio, whose nominal value amounted to Ch$54,969 million.

(f)        Sale or transfer of loans from the loan portfolio:

During 2017 and 2016 sale operations or assignments of receivables have been carried out from the loan portfolio according to the following:

	2017
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	33,681	(13,074)	24,126	3,519
Sale of written — off loans	—	—	23	23
Total	33,681	(13,074)	24,149	3,542

	2016
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	130,045	(24,925)	110,050	4,930
Sale of written — off loans	—	—	—	—
Total	130,045	(24,925)	110,050	4,930

(g)        Securitization of own assets:

During 2017 and 2016, there is no transactions of securitization of own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities:

As of December 31, 2017 and 2016, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	2017			2016
	Available- for-sale	Held-to- maturity	Total	Available- for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	204,128	—	204,128	20,944	—	20,944
Promissory notes issued by the Central Bank of Chile	3,346	—	3,346	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	148,894	—	148,894	38,256	—	38,256

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	99,572	—	99,572	108,933	—	108,933
Bonds from domestic banks	5,415	—	5,415	7,973	—	7,973
Deposits from domestic banks	956,733	—	956,733	24,032	—	24,032
Bonds from other Chilean companies	14,969	—	14,969	29,525	—	29,525
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	83,006	—	83,006	138,322	—	138,322

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—

Total	1,516,063	—	1,516,063	367,985	—	367,985

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions; totaling Ch$5,177 million as of December 31, 2017 (Ch$4,975 million as of December 31, 2016). The repurchase agreements have an average maturity of 3 days as of December 31, 2017 (7 days in December 2016). Additionally, under the same item, instruments that guarantee margins for offsetting derivative transactions through Comder Contraparte Central S.A. for an amount of Ch$31,415 million as of December 31, 2017 (Ch$2,099 million as of December 2016) are maintained.

Instruments of Foreign Institutions include mainly bank bonds.

As of December 31, 2017, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$1,851 million (accumulated unrealized gain of Ch$847 million in December 2016), recorded as an equity valuation adjustment.

During 2017 and 2016, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of December 31, 2017 and 2016 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each year are as fallow:

	2017	2016
	MCh$	MCh$

Unrealized (losses) gains	6,153	12,440
Realized losses (gains) reclassified to income	(5,149)	(64,011)
Subtotal	1,004	(51,571)
Income tax on other comprehensive income	(282)	12,366
Net effect in equity	722	(39,205)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies:

(a)                       Investments in other companies include investments of Ch$38,041 million as of December 31, 2017 (Ch$32,588 million as of December 31, 2016), as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss) (**)
		2017	2016	2017	2016	2017	2016	2017	2016
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	56,804	49,518	15,070	12,954	2,117	1,363
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	13,781	10,809	3,822	2,789	884	493
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	15,490	13,907	3,098	2,782	317	230
Redbanc S.A.	Banco de Chile	38.13	38.13	7,484	6,422	2,894	2,449	403	425
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	4,696	3,985	1,589	1,328	236	248
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	11,490	10,991	1,417	1,347	66	135
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,659	3,101	995	831	215	175
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	5,838	5,472	908	821	66	100
Subtotal Associates				119,242	104,205	29,793	25,301	4,304	3,169

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	9,997	8,596	4,999	4,298	700	409
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,654	1,431	979	715	507	441
Subtotal Joint Ventures				11,651	10,027	5,978	5,013	1,207	850

Subtotal				130,893	114,232	35,771	30,314	5,511	4,019

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A. (*)	Banchile Corredores de Bolsa					1,646	1,646	488	438
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	58	61
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					50	54	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	—	—
Subtotal						2,270	2,274	546	499
Total						38,041	32,588	6,057	4,518

(1) Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*) The exchange of shares informed as essential event dated May 30, 2017, each shareholder of the Stock Exchange received 1,000,000 shares for each share held as of April 20, 2017. At that date, the   subsidiary Banchile Corredores de Bolsa S.A. held the ownership of 3 shares, obtaining 3,000,000 shares due to the exchange.

(**)The year 2016 does not include a loss of Ch$5 million reflected by the subsidiary Banchile Asesoría Financiera for the investment held on the subsidiary Promarket SA, which was dissolved on December 30, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)       Associates:

	2017
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	2,351	5,114	11,114	51	6,371	744,681	50,474	11,270	831,426
Non-current assets	4,520	1,224	21,555	3,669	14,864	76,097	830	6,643	129,402
Total Assets	6,871	6,338	32,669	3,720	21,235	820,778	51,304	17,913	960,828

Current liabilities	1,826	500	13,735	61	8,702	763,236	34,896	3,302	826,258
Non-current liabilities	349	—	5,153	—	5,049	738	918	3,112	15,319
Total Liabilities	2,175	500	18,888	61	13,751	763,974	35,814	6,414	841,577
Equity	4,696	5,838	13,781	3,659	7,484	56,804	15,490	11,490	119,242
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	6,871	6,338	32,669	3,720	21,235	820,778	51,304	17,913	960,828

Revenue	2,275	3,086	49,403	9	34,083	175,975	3,358	6,315	274,504
Operating expenses	(1,359)	(2,666)	(44,664)	(33)	(32,334)	(167,052)	(1,998)	(5,281)	(255,387)
Other income (expenses)	—	141	(187)	826	(339)	1,625	649	88	2,803
Profit before tax	916	561	4,552	802	1,410	10,548	2,009	1,122	21,920
Income tax	(208)	(122)	(1,125)	—	(354)	(2,453)	(426)	(586)	(5,274)
Profit for the year	708	439	3,427	802	1,056	8,095	1,583	536	16,646

	2016
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	1,748	5,731	10,915	71	4,642	647,384	51,803	21,722	744,016
Non-current assets	3,760	368	19,123	3,133	15,285	63,091	819	7,536	113,115
Total Assets	5,508	6,099	30,038	3,204	19,927	710,475	52,622	29,258	857,131

Current liabilities	1,146	627	15,141	103	7,884	660,720	37,912	15,192	738,725
Non-current liabilities	377	—	4,088	—	5,621	237	803	3,066	14,192
Total Liabilities	1,523	627	19,229	103	13,505	660,957	38,715	18,258	752,917
Equity	3,985	5,472	10,809	3,101	6,422	49,518	13,907	10,991	104,205
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	5,508	6,099	30,038	3,204	19,927	710,475	52,622	29,258	857,131

Revenue	2,138	3,142	48,150	2	33,603	156,207	3,292	6,260	252,794
Operating expenses	(1,165)	(2,497)	(45,658)	(30)	(31,686)	(150,785)	(2,142)	(4,953)	(238,916)
Other income (expenses)	(28)	168	(121)	694	(446)	1,047	624	12	1,950
Profit before tax	945	813	2,371	666	1,471	6,469	1,774	1,319	15,828
Income tax	(201)	(156)	(460)	—	(356)	(1,260)	(624)	(225)	(3,282)
Profit for the year	744	657	1,911	666	1,115	5,209	1,150	1,094	12,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(c)                        Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos S.A., two jointly controlled entities.  Bank’s interest of both entities is accounted for using the equity method in the consolidated financial statements.

Below the summary financial information of the jointly controlled companies:

	Artikos S.A.		Servipag Ltda.
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Current assets	1,231	1,150	56,188	49,477
Non-current assets	1,246	1,028	16,669	17,350
Total Assets	2,477	2,178	72,857	66,827

Current liabilities	823	747	56,397	53,545
Non-current liabilities	—	—	6,463	4,686
Total Liabilities	823	747	62,860	58,231
Equity	1,654	1,431	9,997	8,596
Total Liabilities and Equity	2,477	2,178	72,857	66,827

Revenue	3,194	2,751	40,580	39,587
Operating expenses	(2,352)	(2,072)	(38,401)	(38,124)
Other income (expenses)	17	23	(473)	(542)
Gain before tax	859	702	1,706	921
Income tax	154	180	(305)	(103)
Gain for the year	1,013	882	1,401	818

(d)                         The change of investments in companies registered under the equity method in the years of  2017 and 2016, are as follows:

	2017	2016
	MCh$	MCh$

Initial book value	30,314	25,849
Acquisition of investments in companies	—	1,129
Participation on income in companies with significant influence and joint control	5,511	4,019
Dividends receivable	(136)	(560)
Dividends Minimum	560	535
Dividends received	(484)	(667)
Others	6	9
Total	35,771	30,314

(e)                        During the year ended as of December 31, 2017 and 2016 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets:

(a)       As of December 31, 2017 and 2016 intangible assets are detailed as follows:

	Years				Gross balance		Accumulated Amortization		Net balance
	Average Useful Life		Average remaining amortization		2017	2016	2017	2016	2017	2016
	2017	2016	2017	2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	122,480	109,491	(83,435)	(80,150)	39,045	29,341
Total					122,480	109,491	(83,435)	(80,150)	39,045	29,341

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(b)                    The change of intangible assets as of December 31, 2017 and 2016 are as follows:

December 2017
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2017	109,491
Acquisition	18,779
Disposals/ write-downs	(5,790)
Impairment loss (*)	—
Total	122,480

Accumulated Amortization
Balance as of January 1, 2017	(80,150)
Amortization for the year (*)	(9,075)
Disposals/ write-downs	5,790
Total	(83,435)

Balance as of December 31, 2017	39,045

December 2016
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2016	100,000
Acquisition	11,248
Disposals/ write-downs	(1,757)
Impairment loss (*)	—
Total	109,491

Accumulated Amortization
Balance as of January 1, 2016	(73,281)
Amortization for the year (*)	(8,595)
Disposals/ write-downs	1,726
Total	(80,150)

Balance as of December 31, 2016	29,341

(*) See Note No. 35 Depreciation, amortization and impairment.

(c)                        As of December 31, 2017 and 2016, the Bank maintains the following commitments for technological developments:

	Amount of Commitment
	2017	2016
Detail	MCh$	MCh$

Software and licenses	5,129	3,024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment:

(a)                       The composition of properties and equipment as of December 31, 2017 and 2016 are as follow:

	Years				Gross balance		Accumulated Depreciation		Net balance
	Average Useful Life		Average remaining depreciation		2017	2016	2017	2016	2017	2016
	2017	2016	2017	2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:

Land and Buildings	27	27	21	22	311,428	302,187	(142,768)	(134,900)	168,660	167,287
Equipment	5	5	3	4	184,369	180,322	(148,006)	(139,277)	36,363	41,045
Others	7	8	4	5	52,552	50,404	(41,316)	(39,654)	11,236	10,750
Total					548,349	532,913	(332,090)	(313,831)	216,259	219,082

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment, continued:

(b)                       The changes in properties and equipment as of December 31, 2017 and 2016 are as follow:

	2017
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2017	302,187	180,322	50,404	532,913
Additions	10,606	8,898	3,720	23,224
Disposals/write-downs/Sales	(1,365)	(4,851)	(1,569)	(7,785)
Impairment losses (*) (***)	—	—	(3)	(3)
Total	311,428	184,369	52,552	548,349

Accumulated Depreciation
Balance as of January 1, 2017	(134,900)	(139,277)	(39,654)	(313,831)
Depreciation charges of the year (*) (**)	(9,040)	(13,723)	(3,045)	(25,808)
Sales and disposals of the year	1,172	4,851	1,526	7,549
Transfers	—	143	(143)	—
Total	(142,768)	(148,006)	(41,316)	(332,090)

Balance as of December 31, 2017	168,660	36,363	11,236	216,259

	2016
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	292,166	167,874	47,960	508,000
Additions	10,174	14,105	3,540	27,819
Disposals/write-downs/Sales	(138)	(1,653)	(1,070)	(2,861)
Impairment losses (*) (***)	(15)	(4)	(26)	(45)
Total	302,187	180,322	50,404	532,913

Accumulated Depreciation
Balance as of January 1, 2016	(126,568)	(127,644)	(38,117)	(292,329)
Depreciation charges of the year (*) (**)	(8,470)	(13,268)	(2,588)	(24,326)
Sales and disposals of the year	138	1,653	1,033	2,824
Transfers	—	(18)	18	—
Total	(134,900)	(139,277)	(39,654)	(313,831)

Balance as of December 31, 2016	167,287	41,045	10,750	219,082

(*)                       See Note No.35 Depreciation, Amortization and Impairment.

(**)                This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$368 million (Ch$368 million as of December 31, 2016).

(***)         This amount does not include charge-offs provision of Property and Equipment of Ch$163 million (Ch$229 million as of December 31, 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment, continued:

(c)                        As of December 31, 2017 and 2016, the Bank has operating lease contracts that cannot be terminated unilaterally. The information on future payments are broken down as follows:

		Lease Contracts
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Year 2017	33,017	2,764	5,522	23,462	45,891	33,789	34,401	145,829
Year 2016	34,490	2,750	5,458	22,841	51,242	36,213	46,902	165,406

In compliance with IAS 17, these lease contracts are not presented in the Bank’s Consolidated Statement of Financial Position, since they are operating leases.

The Bank has commercial leases of investment properties. These leases have an average life of 5 years.

(d)                       As of December 31, 2017 and 2016, the Bank does not have financial lease contracts, therefore, there are no property and equipment balances that are in financial lease at the end of both years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of December 31, 2017 and 2016, according to the following detail:

	2017	2016
	MCh$	MCh$

Income tax	108,844	122,644
Less:
Monthly prepaid taxes	(123,717)	(126,266)
Credit for training expenses	(2,036)	(2,031)
Others	(2,670)	(1,004)
Total	(19,579)	(6,657)

Tax rate	25.5%	24.0%

	2017	2016
	MCh$	MCh$

Current tax assets	23,032	6,792
Current tax liabilities	(3,453)	(135)
Total tax receivable	19,579	6,657

(b)       Income Tax:

The effect of the tax expense during the periods between January 1 and December 31, 2017 and 2016, broken down as follows:

	2017	2016
	MCh$	MCh$
Income tax expense:
Current year tax	105,024	134,759
Tax Previous year	(1,401)	1,030
Subtotal	103,623	135,789
Charge (credit) for deferred taxes:
Origin and reversal of temporary differences	20,962	(34,198)
Effect of exchange rates on deferred tax	(6,975)	(12,176)
Subtotal	13,987	(46,374)
Others	(2,576)	(375)
Net charge to income for income taxes	115,034	89,040

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(c)        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2017 and 2016:

	2017		2016
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	25.50	176,217	24.00	153,909
Additions or deductions	(0.21)	(1,482)	(0.33)	(2,103)
Subordinated debt (*)	(5.64)	(38,997)	(5.32)	(34,092)
Price-level restatement	(2.65)	(18,312)	(3.78)	(24,229)
Tax Previous year	(0.20)	(1,401)	0.16	1,030
Effect in deferred taxes (changes in tax rate)	(1.01)	(6,975)	(1.90)	(12,176)
Other	0.87	5,984	1.05	6,701
Effective rate and income tax expense	16.66	115,034	13.88	89,040

(*) The tax expense related to the subordinated debt held by SAOS, will end once the mentioned debt is completely paid off.

The effective rate for income tax for 2017 is 16.66% (13.88% in December 2016).

On September 29, 2014, Law 20,780 was published in the Diario Oficial of Chile (equivalent to the “Federal Register”), amended the System of Income Taxation and introduces various adjustments in the tax system.

In the same line, on February 8, 2016 Law 20,899 was published, which establishes that open corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes, a regime characterized by the fact that shareholders will only be entitled to allocate against personal taxes (Global Supplementary or Additional), 65% of the first category tax paid by the company.

For this tax regime, the law establishes a gradual increase of first category tax rates according to the following periodicity:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

Additionally, according to No. 11 of Article 1 of Law 20,780, as from January 1, 2017, the rate of sole tax has been increased to rejected expenses of article 21 from 35% to 40%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.   Current and Deferred Taxes, continued:

(d)       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect on		Balances as of December
	31, 2016	Income	Equity	31, 2017
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	204,056	(8,864)	—	195,192
Personnel provisions	10,948	1,290	—	12,238
Staff vacations	6,674	234	—	6,908
Accrued interests adjustments from impaired loans	3,355	59	—	3,414
Staff severance indemnities provision	970	(352)	(45)	573
Provision of credit cards expenses	12,459	(3,504)	—	8,955
Provision of accrued expenses	14,489	1,869	—	16,358
Leasing	37,119	(4,570)	—	32,549
Other adjustments	15,960	1,411	1	17,372
Total Debit Differences	306,030	(12,427)	(44)	293,559

Credit Differences:
Depreciation and price-level restatement of property and equipment	11,815	2,466	—	14,281
Adjustment for valuation of financial assets available-for-sale	216	1	282	499
Transitory assets	3,617	714	—	4,331
Loans accrued to effective rate	2,252	(644)	—	1,608
Other adjustments	6,417	(977)	—	5,440
Total Credit Differences	24,317	1,560	282	26,159

Deferred, Net	281,713	(13,987)	(326)	267,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.          Current and Deferred Taxes, continued:

(e)                        For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the Superintendency of Banks and Financial Institutions, dated August 18, 2009 the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below:

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these consolidated financial statements.

(e.1)  Loans to customers as of December 31, 2017

	2017
			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	759,702	760,284	—	—	—
Commercial loans	11,698,416	12,187,728	22,603	52,169	74,772
Consumer loans	3,770,473	4,366,937	682	24,024	24,706
Residential mortgage loans	7,441,242	7,471,121	9,117	211	9,328
Total	23,669,833	24,786,070	32,402	76,404	108,806

(e.1)  Loans to customers as of December 31, 2016

	2016
			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,172,917	1,173,446	—	—	—
Commercial loans	12,273,578	12,776,131	22,954	54,044	76,998
Consumer loans	3,724,694	4,262,051	448	22,386	22,834
Residential mortgage loans	6,886,320	6,917,509	7,404	168	7,572
Total	24,057,509	25,129,137	30,806	76,598	107,404

(*)    In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.          Current and Deferred Taxes, continued:

(e.2)  Provisions on past-due loans

	2017
	Balance as of January 1, 2016	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	54,044	(40,761)	83,773	(44,887)	52,169
Consumer loans	22,386	(251,609)	278,168	(24,921)	24,024
Residential mortgage loans	168	(1,320)	11,375	(10,012)	211
Total	76,598	(293,690)	373,316	(79,820)	76,404

(e.2)  Provisions on past-due loans

	2016
	Balance as of January 1, 2015	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	69,942	(42,954)	87,648	(60,592)	54,044
Consumer loans	17,298	(209,683)	235,743	(20,972)	22,386
Residential mortgage loans	136	(1,595)	2,187	(560)	168
Total	87,376	(254,232)	325,578	(82,124)	76,598

(e.3) Charge-offs and recoveries

	2017	2016
	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	17,002	15,890
Write-offs resulting in provisions released	747	1,149
Recovery or renegotiation of written-off loans	49,479	45,103

(e.4) Application of Art. 31 No. 4 first & third subsections

	2017	2016
	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	747	1,149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets:

(a)                  Item composition:

As of December 31, 2017 and 2016, the composition of the item is as follows:

	2017	2016
	MCh$	MCh$

Assets held for leasing (*)	127,979	103,078

Assets received or awarded as payment (**)
Assets awarded at judicial sale	11,433	7,282
Assets received in lieu of payment	2,730	6,117
Provision for assets received in lieu of payment or awarded	(818)	(2,104)
Subtotal	13,345	11,295

Other Assets
Deposits by derivatives margin	174,254	178,529
Other accounts and notes receivable	99,201	51,626
Trading and brokerage (***)	32,593	32,243
Recoverable income taxes	20,437	6,278
Investment properties	14,306	14,674
Servipag available funds	12,626	14,482
Prepaid expenses	12,180	10,740
VAT receivable	11,965	13,414
Commissions receivable	6,387	6,714
Accounts receivable for sale of assets received in lieu of payment	3,353	245
Recovered leased assets for sale	3,053	589
Pending transactions	2,151	5,070
Rental guarantees	1,849	1,815
Materials and supplies	662	742
Others	11,633	10,651
Subtotal	406,650	347,812
Total	547,974	462,185

(*)                    These correspond to property and equipment to be given under finance lease.

(**)             Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0694% (0.1640% as of December 31, 2016) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written off.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)      This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets, continued:

(b)                       The changes of the provision for assets received in lieu of payment during the 2017 and 2016 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2016	176
Provisions used	(751)
Provisions established	2,679
Provisions released	—
Balance as of December 31, 2016	2,104
Provisions used	(2,947)
Provisions established	1,661
Provisions released	—
Balance as of December 31, 2017	818

19.                    Current accounts and Other Demand Deposits:

As of December 31, 2017 and 2016, the composition of the item is as follows:

	2017	2016
	MCh$	MCh$

Current accounts	7,200,050	6,907,655
Other demand deposits	1,081,223	856,711
Other demand deposits and sight accounts	634,433	556,782
Total	8,915,706	8,321,148

20.                    Savings accounts and Time Deposits:

As of December 31, 2017 and 2016, the composition of the item is as follows:

	2017	2016
	MCh$	MCh$

Time deposits	9,743,968	10,277,292
Term savings accounts	214,120	208,435
Other term balances payable	109,690	67,174
Total	10,067,778	10,552,901

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)                       As of December 31, 2017 and 2016, borrowings from financial institutions are detailed as follows:

	2017	2016
	MCh$	MCh$

Domestic banks
Banco do Brasil	1,100	—

Foreign banks
Foreign trade financing
Citibank N.A.	246,937	234,629
Wells Fargo Bank	185,255	67,624
Bank of America	166,651	169,182
Sumitomo Mitsui Banking	120,107	127,447
Standard Chartered Bank	76,268	20,554
Bank of Nova Scotia	73,905	—
Commerzbank AG	71,602	3,242
ING Bank	57,331	—
HSBC Bank USA	46,179	—
The Bank of New York Mellon	43,143	114,096
HSBC Bank Plc	—	114,488
Mizuho Bank	—	60,340
Zurcher Kantonalbank	—	14,107
Others	121	482
Borrowings and other obligations
Wells Fargo Bank	92,684	100,885
Deutsche Bank AG	5,551	—
Citibank N.A.	4,618	7,776
Banco Santander Euro	3,575	1,686
Deutsche Bank Trust Co.	—	3,411
Others	—	74
Subtotal foreign banks	1,193,927	1,040,023

Chilean Central Bank	1	3

Total	1,195,028	1,040,026

(b)                       Chilean Central Bank Obligations:

Debts with the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The total amounts of the debt to the Central Bank of Chile are as follows:

	2017	2016
	MCh$	MCh$

Borrowings and other obligations	—	—
Credit lines for the renegotiation of loans with the Central Bank	1	3
Total	1	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued:

As of December 31, 2017 and 2016, the composition of the item is as follows:

	2017	2016
	MCh$	MCh$

Mortgage bonds	23,424	32,914
Bonds	5,769,334	5,431,575
Subordinated bonds	696,217	713,438
Total	6,488,975	6,177,927

During the year vended as of December 31, 2017, Banco de Chile issued bonds by an amount of Ch$1,399,001 million, from which corresponds to Current Bonds and Short-Term Bonds by an amount of Ch$590,052 million and Ch$808,949 million respectively, according to the following details:

Current Bonds

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issue date	Maturity date

BCHIBQ0915	58,643	13	3.00	UF	20/01/2017	20/01/2030
BCHIBH0915	56,338	9	2.70	UF	01/02/2017	01/02/2026
BCHIBP1215	58,157	13	3.00	UF	06/03/2017	06/03/2030
BCHIBC1215	30,544	6	2.50	UF	06/03/2017	06/03/2023
BCHIBC1215	5,554	6	2.50	UF	07/03/2017	07/03/2023
BCHIBC1215	19,600	6	2.50	UF	12/04/2017	12/04/2023
BONO EUR	36,782	15	1.71	EUR	26/04/2017	26/04/2032
BCHIBG1115	85,115	9	2.70	UF	09/05/2017	09/05/2026
BCHIBE1115	55,097	7	2.70	UF	16/10/2017	16/10/2024
BONO JPY	55,506	20	1.02	JPY	17/10/2017	17/10/2037
BCHIBR1215	57,350	13	3.00	UF	17/11/2017	17/11/2030
BONO USD	71,366	20	2.49	USD	20/12/2017	20/12/2037
Total as of December 31, 2017	590,052

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Short Term Bonds

Counterparty	Amount MCh$	Annual interest rate %	Currency	Issued date	Maturity date

Citibank N.A.	13,223	1.37	USD	05/01/2017	05/06/2017
Wells Fargo Bank	16,702	1.50	USD	06/01/2017	03/07/2017
Wells Fargo Bank	6,681	1.48	USD	06/01/2017	05/07/2017
Wells Fargo Bank	3,340	1.38	USD	06/01/2017	05/06/2017
Wells Fargo Bank	3,340	1.27	USD	06/01/2017	08/05/2017
Wells Fargo Bank	3,340	1.17	USD	06/01/2017	06/04/2017
Wells Fargo Bank	24,906	1.20	USD	09/01/2017	10/04/2017
Wells Fargo Bank	671	1.47	USD	09/01/2017	10/07/2017
Citibank N.A.	2,685	1.47	USD	09/01/2017	28/07/2017
Citibank N.A.	67,131	1.27	USD	09/01/2017	12/05/2017
Wells Fargo Bank	20,105	1.36	USD	10/01/2017	09/06/2017
Bofa Merrill Lynch	16,754	1.35	USD	10/01/2017	09/06/2017
Wells Fargo Bank	1,318	1.23	USD	13/01/2017	12/05/2017
Wells Fargo Bank	3,295	1.43	USD	13/01/2017	12/07/2017
Bofa Merrill Lynch	3,884	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	4,531	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	11,017	1.70	USD	08/02/2017	07/02/2018
Wells Fargo Bank	12,797	1.40	USD	10/02/2017	01/09/2017
Wells Fargo Bank	19,196	1.40	USD	10/02/2017	11/09/2017
Wells Fargo Bank	19,284	1.70	USD	13/02/2017	12/02/2018
Wells Fargo Bank	1,607	1.32	USD	13/02/2017	14/08/2017
Citibank N.A.	10,992	1.04	USD	15/02/2017	15/05/2017
Citibank N.A.	15,977	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,474	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,471	1.35	USD	16/02/2017	08/09/2017
Wells Fargo Bank	9,885	1.40	USD	21/03/2017	29/09/2017
Bofa Merrill Lynch	33,024	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	26,419	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	33,165	1.42	USD	30/03/2017	27/09/2017
Wells Fargo Bank	16,651	1.30	USD	10/04/2017	08/08/2017
Wells Fargo Bank	13,351	1.45	USD	11/04/2017	10/10/2017
Citibank N.A.	33,061	1.30	USD	12/06/2017	12/09/2017
Wells Fargo Bank	2,645	1.48	USD	12/06/2017	11/12/2017
Bofa Merrill Lynch	7,972	1.30	USD	16/06/2017	15/09/2017
Wells Fargo Bank	6,643	1.75	USD	16/06/2017	15/06/2018
Wells Fargo Bank	6,786	1.81	USD	21/06/2017	20/06/2018
Citibank N.A.	10,418	1.48	USD	23/06/2017	19/12/2017
Citibank N.A.	5,960	1.46	USD	27/06/2017	19/12/2017
Citibank N.A.	26,487	1.35	USD	27/06/2017	23/10/2017
Jp.Morgan Chase	33,322	1.48	USD	11/07/2017	08/11/2017
Citibank N.A.	32,871	1.52	USD	14/07/2017	12/01/2018
Wells Fargo Bank	16,284	1.55	USD	31/07/2017	31/01/2018
Wells Fargo Bank	3,257	1.55	USD	31/07/2017	31/01/2018
Wells Fargo Bank	6,513	1.42	USD	31/07/2017	31/10/2017
Wells Fargo Bank	6,513	1.42	USD	31/07/2017	31/10/2017
Wells Fargo Bank	10,952	1.52	USD	14/08/2017	09/02/2018
Wells Fargo Bank	12,852	1.52	USD	21/08/2017	16/02/2018
Wells Fargo Bank	19,047	1.47	USD	25/08/2017	22/12/2017
Wells Fargo Bank	18,708	1.63	USD	13/10/2017	11/04/2018
Wells Fargo Bank	12,472	1.63	USD	13/10/2017	09/04/2018
Wells Fargo Bank	24,944	1.77	USD	13/10/2017	10/07/2018
Wells Fargo Bank	6,236	1.91	USD	13/10/2017	12/10/2018
Bofa Merrill Lynch	12,472	1.63	USD	13/10/2017	12/04/2018
Jp.Morgan Chase	8,215	1.83	USD	14/11/2017	13/08/2018
Wells Fargo Bank	15,883	1.65	USD	21/11/2017	21/03/2018
Wells Fargo Bank	42,624	1.75	USD	07/12/2017	05/03/2018
Wells Fargo Bank	1,596	2.25	USD	14/12/2017	13/12/2018
Total as of December 31, 2017	808,949

During the year ended December 31, 2017, there were no issues subordinated bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the year ended as of December 31, 2016 Banco de Chile issued bonds by an amount of Ch$1,420,037 million, of which corresponds to which correspond to Current Bonds, Short-Term Bonds and Subordinated bonds by an amount of Ch$804,979 million, Ch$532,852 million and Ch$82,206 million respectively, according to the following details:

Current Bonds

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issue date	Maturity date

BCHIAR0613	8,497	10	3.60	UF	29/01/2016	29/01/2026
BCHIAR0613	10,869	10	3.60	UF	18/02/2016	18/02/2026
BCHIBJ0915	53,553	10	2.90	UF	25/05/2016	25/05/2026
BCHIBF0915	79,626	8	2.70	UF	25/05/2016	25/05/2024
BCHIBK0915	53,485	11	2.90	UF	25/05/2016	25/05/2027
BCHIBL1115	79,806	11	2.90	UF	25/05/2016	25/05/2027
BCHIBA0815	53,480	5	2.50	UF	29/06/2016	29/06/2021
BCHIBI1115	80,405	10	2.90	UF	29/06/2016	29/06/2026
BCHIBB0815	6,706	6	2.50	UF	05/07/2016	05/07/2022
BCHIBB0815	46,950	6	2.50	UF	06/07/2016	06/07/2022
BONO USD	19,705	5	1.97	USD	05/08/2016	05/08/2021
BONO USD	68,060	5	1.96	USD	01/09/2016	01/09/2021
BCHIBM0815	85,148	12	2.90	UF	28/09/2016	28/09/2028
BONO CHF	101,560	8	0.25	CHF	11/11/2016	11/11/2024
BONO JPY	57,129	5	0.35	JPY	21/12/2016	21/12/2021
Total as of December 31, 2016	804,979

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Short Term Bonds

Counterparty	Amount MCh$	Annual interest rate %	Currency	Issued date	Maturity date
Merrill Lynch	14,717	0.94	USD	04/01/2016	05/07/2016
Jp.Morgan Chase	30,879	0.70	USD	05/01/2016	04/04/2016
Wells Fargo Bank	10,883	0.62	USD	14/01/2016	13/04/2016
Citibank N.A.	10,810	0.95	USD	25/01/2016	22/07/2016
Citibank N.A.	10,723	0.75	USD	27/01/2016	23/05/2016
Citibank N.A.	11,362	0.95	USD	28/01/2016	27/07/2016
Citibank N.A.	3,551	0.75	USD	28/01/2016	27/05/2016
Merrill Lynch	3,535	0.90	USD	03/02/2016	02/08/2016
Merrill Lynch	10,745	0.68	USD	03/02/2016	04/05/2016
Jp.Morgan Chase	19,943	0.65	USD	04/04/2016	01/07/2016
Merrill Lynch	4,689	1.25	USD	04/05/2016	28/04/2017
Merrill Lynch	13,296	0.95	USD	06/05/2016	03/11/2016
Citibank N.A.	12,217	0.77	USD	10/05/2016	08/09/2016
Wells Fargo Bank	10,181	1.07	USD	10/05/2016	10/02/2017
Merrill Lynch	10,203	0.56	USD	11/05/2016	12/07/2016
Citibank N.A.	41,097	0.59	USD	12/05/2016	11/07/2016
Citibank N.A.	10,274	0.98	USD	12/05/2016	09/11/2016
Citibank N.A.	18,155	0.79	USD	16/05/2016	16/09/2016
Citibank N.A.	27,614	0.59	USD	18/05/2016	18/07/2016
Citibank N.A.	1,990	0.98	USD	15/06/2016	15/11/2016
Wells Fargo Bank	11,462	1.25	USD	22/06/2016	21/06/2017
Jp.Morgan Chase	10,314	0.70	USD	01/07/2016	03/10/2016
Merrill Lynch	13,266	0.71	USD	05/07/2016	04/10/2016
Citibank N.A.	33,133	1.04	USD	06/07/2016	05/01/2017
Wells Fargo Bank	3,330	1.02	USD	07/07/2016	28/12/2016
Merrill Lynch	6,660	1.00	USD	07/07/2016	09/01/2017
Citibank N.A.	3,304	0.74	USD	11/07/2016	19/10/2016
Merrill Lynch	3,282	1.02	USD	13/07/2016	09/01/2017
Wells Fargo Bank	1,969	0.84	USD	13/07/2016	10/11/2016
Wells Fargo Bank	32,548	1.05	USD	14/07/2016	10/01/2017
Merrill Lynch	9,764	1.05	USD	14/07/2016	11/01/2017
Merrill Lynch	3,906	1.30	USD	14/07/2016	12/07/2017
Jp.Morgan Chase	12,368	0.78	USD	14/07/2016	14/10/2016
Citibank N.A.	25,896	0.83	USD	15/07/2016	13/12/2016
Citibank N.A.	13,410	0.87	USD	09/09/2016	06/12/2016
Citibank N.A.	6,700	0.85	USD	12/09/2016	06/12/2016
Merrill Lynch	18,005	1.26	USD	07/10/2016	05/04/2017
Jp.Morgan Chase	12,739	1.06	USD	14/10/2016	15/02/2017
Citibank N.A.	33,932	0.91	USD	18/11/2016	15/02/2017
Total as of December 31, 2016	532,852

Subordinated bonds

Serie	Amount MCh$	Terms years	Annual issue rate %	Currency	Issued date	Maturity date
UCHIG1111	30,797	25	3.75	UF	18/08/2016	18/08/2041
UCHIG1111	9,258	25	3.75	UF	01/09/2016	01/09/2041
UCHIG1111	42,151	25	3.75	UF	02/09/2016	02/09/2041
Total as of December 31, 2016	82,206

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the financial years of December 2017 and 2016, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.                    Other Financial Obligations:

As of December 31, 2017 and 2016, other financial obligations are detailed as follows:

	2017	2016
	MCh$	MCh$

Other Chilean obligations	104,665	149,603
Public sector obligations	32,498	36,596
Total	137,163	186,199

24.                    Provisions:

(a)                       As of December 31, 2017 and 2016, provisions and accrued expenses are detailed as follows:

	2017	2016
	MCh$	MCh$

Provisions for minimum dividends (*)	312,907	285,233
Provisions for personnel benefits and payroll expenses	86,628	83,345
Provisions for contingent loan risks	58,031	53,681
Provisions for contingencies:
Additional loan provisions (**)	213,252	213,252
Country risk provisions	3,317	4,620
Other provisions for contingencies	21,733	21,893
Total	695,868	662,024

(*)                   See Note No. 27 (d).

(**)            During year 2016, was provisioned Ch$52,075 million as additional provisions. See Note No. 24 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(b)                       The following table shows the changes in provisions and accrued expenses during the years 2017 and 2016:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	324,469	74,791	59,213	161,177	19,393	639,043
Provisions established	285,233	67,822	—	52,075	7,240	412,370
Provisions used	(324,469)	(59,268)	—	—	—	(383,737)
Provisions released	—	—	(5,532)	—	(120)	(5,652)
Balances as of December 31, 2016	285,233	83,345	53,681	213,252	26,513	662,024
Provisions established	312,907	68,491	4,350	—	—	385,748
Provisions used	(285,233)	(65,208)	—	—	—	(350,441)
Provisions released	—	—	—	—	(1,463)	(1,463)
Balances as of December 31, 2017	312,907	86,628	58,031	213,252	25,050	695,868

(c)       Provisions for personnel benefits and payroll:

	2017	2016
	MCh$	MCh$

Provisions for performance bonuses	41,728	37,868
Staff accrued vacation provision	25,159	25,539
Staff severance indemnities	7,676	8,851
Other personnel benefits provision	12,065	11,087
Total	86,628	83,345

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(d)       Staff severance indemnities:

(i)   Movement in the staff severance indemnities are as follow:

	2017	2016
	MCh$	MCh$

Present value of the obligations at the beginning of the year	8,851	10,728
Increase (Decrease) in provision	257	428
Benefit paid	(1,268)	(2,136)
Effect of change in actuarial factors	(164)	(169)
Total	7,676	8,851

(ii)  Net benefits expenses:

	2017	2016
	MCh$	MCh$

(Decrease) Increase in provisions	(86)	59
Interest cost of benefits obligations	343	369
Effect of change in actuarial factors	(164)	(169)
Net benefit expenses	93	259

(iii) Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	As of December 31, 2017	As of December 31, 2016
	%	%

Discount rate	4.53	4.29
Salary increase rate	4.14	4.56
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the year ended December 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(e)                        Changes in compliance bonuses provision:

	2017	2016
	MCh$	MCh$

Balances as of January 1	37,868	34,307
Provisions established	36,171	37,339
Provisions used	(32,311)	(33,778)
Provisions release	—	—
Total	41,728	37,868

(f)                         Changes in staff accrued vacation provision:

	2017	2016
	MCh$	MCh$

Balances as of January 1	25,539	25,480
Provisions established	5,626	5,932
Provisions used	(6,006)	(5,873)
Provisions release	—	—
Total	25,159	25,539

(g)                        Employee benefits share-based provision:

As of December 31, 2017 and 2016, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of December 31, 2017 and 2016, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$58,031 million (Ch$53,681 million in December 2016).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.       Other Liabilities:

As of December 31, 2017 and 2016, other liabilities are detailed as follows:

	2017	2016
	MCh$	MCh$

Accounts and notes payable (*)	190,158	146,432
Income received in advance	5,576	6,077
Dividends payable	1,186	1,310

Other liabilities
Documents intermediated (**)	49,672	52,314
Cobranding	32,905	47,462
VAT debit	12,883	12,549
Securities unliquidated	2,618	12,376
Outstanding transactions	675	757
Insurance payments	478	163
Others	13,010	12,586
Total	309,161	292,026

(*)             It comprises obligations that do not correspond to transactions inside the ordinary course of business, such as withholding tax, social security contributions, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	2017	2016
	MCh$	MCh$
Contingent loans
Guarantees and sureties	285,035	279,362
Confirmed foreign letters of credit	64,970	64,044
Issued letters of credit	94,313	152,118
Bank guarantees	2,220,828	2,150,307
Freely disposition credit lines	7,240,406	7,572,687
Other credit commitments	60,609	148,190

Transactions on behalf of third parties
Documents in collections	168,353	137,259
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	7,121	39,714
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	133,794	174,022
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	13,623,725	9,586,026
Securities held in safe custody in other entities	7,105,587	5,607,815
Total	31,004,741	25,911,544

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                     Lawsuits and legal proceedings:

(b.1)          Normal judicial contingencies in the industry:

At the date of issuance of these consolidated financial statements, there are legal actions filed against the Bank and its subsidiaries related with the ordinary course operations. As of December 31, 2017 the Bank and its subsidiaries maintain provisions for judicial contingencies amounting to Ch$21,470 million (Ch$21,630 million as of December 31, 2016), which are part of the item “Provisions” in the Statement of Financial Position.

The most significant lawsuit corresponds to the collective lawsuit filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496 before the 12th Civil Court of Santiago. This legal action seeks to challenge certain clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding overdraft fees on credit lines and validity of the tacit consent to changes in rates, charges and other conditions in consumer contracts. To date, the probationary period has been concluded.

The estimated end dates of the respective legal contingencies are as follows:

	As of December 31, 2017
	2018	2019	2020	2021	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	21,269	201	—	—	21,470

(b.2)          Contingencies for significant lawsuits in courts:

As of December 31, 2017 and 2016 there are not significant lawsuits in court that affect or may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted by operations:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No, 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 2,588,500, maturing January 10, 2018 (UF 2,642,000, maturing on January 10, 2017 as of December 31, 2016). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 382,900.

As of December 31, 2017 and 2016 the Bank has not guaranteed mutual funds.

In compliance with the established by the Superintendency of Securities and Insurance (“SVS”) (current Chilean Commission for the Financial Market (“CMF”)) in letter f) of Circular No. 1,894 of September 24, 2008, the entity has constituted guarantees for the benefit of the investors by portfolio management. This guarantee corresponds to a bank guarantee for UF 372,200, with maturity on January 10, 2018.

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions from Article No. 30 and subsequent of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by HDI Seguros de Garantía y Créditos S.A., that matures April 22, 2018, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2017	2016
	MCh$	MCh$
Guarantees:
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	20,249	17,750
Electronic Chilean Securities Exchange, Stock Exchange	29,926	22,473

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	3,995	2,992
Fixed income securities to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	—	—
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	3,864	610
Santiago Securities Exchange, Stock Exchange	—	884
Total	58,034	44,709

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                          In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and in order to guarantee the correct performance of the stockbroker, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over a share of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. maintains in force a Comprehensive Securities Insurance Policy with AIG Chile - Compañía de Seguros Generales S.A. with maturity on January 2, 2018, this considers matters of employee fidelity, physical losses, falsification or adulteration, counterfeit currency, for a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable with maturity of July 20, 2018.

It was constituted a bank guarantee No. 358131-4 for UF 229,100, in benefit of the investors with contracts of portfolio management.  This bank guarantee is readjustable in UF to fixed term, non-endorsable with maturity of January 10, 2018.

It was constituted a cash guarantee for US$122,494.32, whose purpose is to guarantee compliance with the obligations contracted by operations made through Pershing.

iii.                      In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of December 31, 2017 the entity maintains two insurance policies which protect it against of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The contracted policies are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	2017	2016
	MCh$	MCh$

Freely disposition credit lines	34,031	30,799
Bank guarantees provision	20,509	19,159
Guarantees and sureties provision	2,871	3,028
Letters of credit provision	360	509
Other credit commitments	260	186
Total	58,031	53,681

(e)                      On January 30, 2014, the Superintendency of Securities and Insurance of Chile (“SVS”) (current Chilean Commission for the Financial Market (“CMF”)) brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second paragraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM).  In relation with the preceding, the second paragraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”.

On October 30, 2014, the Superintendency of Securities and Insurance of Chile (“SVS”) (current Chilean Commission for the Financial Market (“CMF”)) imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for infraction to de second paragraph of Article 53 of the Securities Market Law in relation to certain transaction of SQM-A’s shares intermediated by the Company in 2011.

Banchile Corredores de Bolsa S.A., filed before the Eleventh Civil Court of Santiago a claim against Exempt Resolution No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (SVS) (current Chilean Commission for the Financial Market (“CMF”)), requesting the annulment of the fine. This claim was accrued to the trial due No. 25,795-2014, of the 22nd Civil Court of Santiago. To date the evidence stage has expired and is pending the personal inspection of the court to the Electronic Stock Exchange of Chile, Stock Exchange.

According to the provisions policy, the company has not made provisions because in this trial has not been pronounce the judgment, and as well the consideration of the legal advisor in charge of it, believe that there are solid grounds for the claim to be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)                   Capital:

(i)             Authorized, subscribed and paid shares:

As of December 31, 2017, the paid-in capital of Banco de Chile is represented by 99,444,132,192  registered shares (97,624,347,430 shares as of December 31, 2016), with no par value, fully subscribed and paid.

	As of December 31, 2017
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	28.754%
LQ Inversiones Financieras S.A.	26,733,861,635	26.883%
Sociedad Matriz del Banco de Chile S.A.	12,138,567,444	12.206%
Banco Itaú Corpbanca (on behalf investors)	3,156,488,357	3.174%
Banchile Corredores de Bolsa S.A. (on behalf investors)	2,869,704,664	2.886%
Banco de Chile por cuenta de terceros Cap. XIV Resolución 5412 y 43	2,681,260,039	2.696%
Banco Santander (on behalf foreign investors)	2,508,172,950	2.522%
Ever 1 BAE S. P. A.	2,252,650,563	2.265%
Ever Chile SPA	2,153,381,222	2.165%
Inversiones Aspen Ltda.	1,559,146,686	1.568%
J. P. Morgan Chase Bank	1,550,626,859	1.559%
A.F.P. Habitat S.A.	1,217,596,971	1.224%
A.F.P. Provida S.A.	1,178,356,213	1.185%
A.F.P. Capital S.A.	1,063,933,631	1.070%
A.F.P. Cuprum S.A	964,787,967	0.970%
Inversiones Avenida Borgoño Limitada	603,306,499	0.607%
Inversiones CDP limitada	477,067,984	0.480%
BCI Corredor de Bolsa S.A.	443,997,694	0.447%
Larraín Vial S.A. Corredora de Bolsa	438,631,693	0.441%
Santander S.A. Corredores de Bolsa	383,042,465	0.385%

Subtotal	92,968,283,325	93.488%
Others shareholders	6,475,848,867	6.512%
Total	99,444,132,192	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(a)                 Capital, continued

(i)             Authorized, subscribed and paid shares, continued:

	As of December 31, 2016
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	29.290%
LQ Inversiones Financieras S.A.	25,694,731,690	26.320%
Sociedad Matriz del Banco de Chile S.A.	12,138,561,434	12.434%
Banco de Chile por cuenta de terceros Cap. XIV Resolución 5412 y 43	3,188,570,938	3.266%
Banco Itaú Corpbanca (on behalf investors)	2,983,678,955	3.056%
Banchile Corredores de Bolsa S.A. (on behalf investors)	2,821,210,371	2.890%
Ever 1 BAE SPA	2,194,324,145	2.248%
Ever Chile SPA	2,194,324,022	2.248%
J. P. Morgan Chase Bank	1,935,792,492	1.983%
Banco Santander (on behalf foreign investors)	1,766,358,725	1.809%
Inversiones Aspen Ltda.	1,518,776,714	1.556%
A.F.P. Capital S.A.	1,085,021,790	1.111%
A.F.P. Habitat S.A.	1,022,675,385	1.048%
A.F.P. Provida S.A.	854,232,398	0.875%
A.F.P. Cuprum S.A	788,241,857	0.807%
Inversiones Avenida Borgoño Limitada	586,719,001	0.601%
BCI Corredor de Bolsa S.A.	500,303,227	0.513%
Larraín Vial S.A. Corredora de Bolsa	493,443,013	0.506%
Inversiones CDP limitada	464,715,573	0.476%
Valores Security S.A. Corredores de Bolsa	364,432,011	0.373%

Subtotal	91,189,815,530	93.409%
Others shareholders	6,434,531,900	6.591%
Total	97,624,347,430	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(a)                 Capital, continued:

(ii)          Shares:

(ii.1)                        On June 13, 2017, Banco de Chile informs regarding the capitalization of 40% of the distributable net income obtained during the fiscal year ending the 31st of December, 2016, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 23th of March, 2017, where it was agreed to increase the Bank´s capital in the amount of Ch$133,353,827,359 through the issuance of 1,819,784,762 fully paid-in shares, of no par value, payable through the distributable net income for the year 2016 that was not distributed as dividends, as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Superintendency of Banks and Financial Institutions of Chile (“SBIF”) with the No.1/2017, on July 11, 2017.

The Board of Directors of Banco de Chile, at the meeting No.2,862, dated July 13, 2017, set July 27, 2017, as the date for issuance and distribution of the fully paid in shares.

(ii.2)                        The following table shows the changes in share from December 31, 2015 to December 31, 2017:

Total
Ordinary Shares

Total shares as of December 31, 2015	96,129,146,433

Capitalization of earning — Issue fully paid-in shares	1,495,200,997

Total shares as of December 31, 2016	97,624,347,430

Capitalization of earning — Issue fully paid-in shares (*)	1,819,784,762

Total shares as December 31, 2017	99,444,132,192

(*) See Note No. 5 (g) (a).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(b)                     Distributable income:

In accordance with the Bank of Chile’s bylaws in which establish that for the purposes of articles 24, 25 and 28 of Law No. 19,396 and the agreement of November 8, 1996, concluded between the Central Bank of Chile and the Parent Company of Banco de Chile S.A., the net distributable profit of Banco de Chile, shall be that which results from lowering or adding to net income for the year, price-Level restatement of the value of paid-in capital and reserves by effects of the variation of the Consumer Price Index between November of the previous year and November of the current year. This transitional article, which was approved at an Extraordinary Shareholders’ Meeting held on March 25, 2010, will remain in force until the obligation referred in Law 19,396 maintained by the Parent Company of Banco de Chile S.A. is completely paid off directly or indirectly through its subsidiary SAOS S.A. The above described agreement was submitted under consideration to the Council of the Central Bank of Chile, institution which, in an ordinary session held on December 3, 2009, decided to resolve favorably the proposal.

The distributable income for the year ended as of December 31, 2017 ascend to Ch$521,511 million (Ch$475,388 million as of December 31, 2016).

As stated, the retention of earnings for the year ended  December 31, 2016,  made in March of 2017 amounted to Ch$76,861 million (the retention of earnings for the year ended December 31, 2015,  made in March of 2016 amounted to Ch$95,467 million).

(c)                       Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2017 it was approved the distribution and payment of dividend No. 205 of Ch$2.92173783704 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2016. The amount of the dividend paid in year 2017 amounts to Ch$342,034 million.

At the Bank Ordinary Shareholders’ Meeting held on March 24, 2016 it was approved the distribution and payment of dividend No. 204 of Ch$3.37534954173 per share of Banco de Chile, with charged to the net distributable income for the year ended December 31, 2015. The amount of the dividend paid in year 2016 amounts to Ch$366,654 million.

(d)                      Provision for minimum dividends:

As of January 2016, the Board of Directors established, for minimum dividend purpose, a 60% provision on net distributable income. Accordingly, the Bank recorded in the liability under the item “Provisions” an amount of Ch$312,907 million (Ch$285,233 million in December 2016), reflecting as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(e)                      Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)                     Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of December 31, 2017 and 2016 were determined as follows:

	2017	2016
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	576,012	552,249
Weighted average number of ordinary shares (*)	99,444,132,192	99,444,132,192
Earning per shares (in Chilean pesos)	5.79	5.55

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	576,012	552,249
Weighted average number of ordinary shares (*)	99,444,132,192	99,444,132,192
Assumed conversion of convertible debt	—	—
Adjusted number of shares	99,444,132,192	99,444,132,192
Diluted earnings per share (in Chilean pesos)	5.79	5.55

(*)             The year 2016, considers the number of fully paid-in shares issued on July 27, 2017.

As of December 31, 2017 and 2016, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(f)                       Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in hedge instruments’ equity in a cash flow hedge. During the year 2017 it was made a credit to equity for Ch$14,979 million (charge to equity of Ch$50,481 million in 2016). The income tax effect presented a charge to equity of Ch$3,820 million (credit of Ch$12,115 million in 2016).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the year 2017, it was made a credit to equity for Ch$1,004 million (charge of Ch$51,571 million during the year 2016). The deferred tax effect meant a charge to equity of Ch$282 million (credit for Ch$12,366 million in 2016).

The cumulative translation adjustment is due to the Bank’s valuation of its permanent investments abroad, since it recognizes the effects of exchange differences on these items in equity. There were no variations for this concept (charge to equity of Ch$59 million during the year 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses:

(a)                     On the closing date of the Financial Statement, the composition of interest and indexation income, excluding hedge results, are as follows:

	2017				2016
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	692,154	87,764	7,417	787,335	712,199	142,821	3,829	858,849
Consumer loans	603,690	1,196	9,528	614,414	602,899	1,514	9,564	613,977
Residential mortgage loans	276,259	120,788	5,165	402,212	261,913	181,474	4,001	447,388
Financial investment	30,800	4,057	—	34,857	24,521	5,705	—	30,226
Repurchase agreements	1,714	—	—	1,714	1,690	—	—	1,690
Loans to banks	15,024	—	—	15,024	32,280	—	—	32,280
Other interest and indexation revenue	3,971	1,194	—	5,165	1,645	1,951	—	3,596
Total	1,623,612	214,999	22,110	1,860,721	1,637,147	333,465	17,394	1,988,006

The amount of interest recognized on a received basis for impaired portfolio in 2017 amounts to Ch$6,426 million (Ch$5,629 million in 2016).

(b)                      At the each year end, the stock of interest and UF indexation not recognized in income is the following:

	2017			2016
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	7,434	879	8,313	6,910	1,192	8,102
Residential mortgage loans	2,851	1,386	4,237	2,608	1,973	4,581
Consumer loans	32	17	49	82	14	96
Total	10,317	2,282	12,599	9,600	3,179	12,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses, continued:

(c)        At each year end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	2017			2016
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	269,075	28,202	297,277	320,325	56,216	376,541
Debt securities issued	184,200	84,003	268,203	185,079	124,510	309,589
Other financial obligations	1,519	121	1,640	1,630	286	1,916
Repurchase agreements	5,193	—	5,193	6,213	10	6,223
Obligations with banks	19,255	—	19,255	13,504	—	13,504
Demand deposits	193	5,157	5,350	523	5,718	6,241
Other interest and indexation expenses	2	251	253	6	429	435
Total	479,437	117,734	597,171	527,280	187,169	714,449

(d)        As of December 31, 2017 and 2016, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2017			2016
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	4,740	—	4,740	3,665	—	3,665
Loss from fair value accounting hedges	(5,385)	—	(5,385)	(7,641)	—	(7,641)
Gain from cash flow accounting hedges	239,296	175,888	415,184	343,039	365,014	708,053
Loss from cash flow accounting hedges	(213,939)	(230,722)	(444,661)	(412,788)	(340,824)	(753,612)
Net gain on hedge items	(3,990)	—	(3,990)	(2,653)	—	(2,653)
Total	20,722	(54,834)	(34,112)	(76,378)	24,190	(52,188)

(e)        At each year end, the summary of interest,  is as follows:

	2017	2016
	MCh$	MCh$

Interest revenue	1,860,721	1,988,006
Interest expense	(597,171)	(714,449)

Subtotal interest income	1,263,550	1,273,557

Net gain (loss) from accounting hedges	(34,112)	(52,188)

Total net interest income	1,229,438	1,221,369

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.       Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Consolidated Statements of Income refers to the following items:

	2017	2016
	MCh$	MCh$
Commission income
Card services	155,572	144,007
Investments in mutual funds and others	86,103	79,853
Collections and payments	50,343	49,362
Portfolio management	43,915	39,838
Fees for insurance transactions	30,163	28,036
Guarantees and letters of credit	24,485	23,183
Trading and securities management	18,741	13,666
Use of distribution channel	18,204	18,996
Brand use agreement	14,515	14,215
Financial advisory services	5,536	4,152
Lines of credit and overdrafts	5,000	5,795
Other commission earned	19,125	19,940
Total commissions income	471,702	441,043

Commission expenses
Credit card transactions	(96,872)	(98,115)
Interbank transactions	(13,189)	(10,361)
Securities transactions	(6,802)	(3,969)
Collections and payments	(6,206)	(6,427)
Sales force	(213)	(408)
Other commission	(746)	(492)
Total commissions expenses	(124,028)	(119,772)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.       Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	2017	2016
	MCh$	MCh$

Financial assets held-for-trading	56,266	59,332
Sale of available-for-sale instruments	6,514	65,320
Sale of loan portfolios	3,542	4,930
Net income on other transactions	303	705
Trading derivative	(74,875)	18,596
Total	(8,250)	148,883

31.       Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	2017	2016
	MCh$	MCh$

Indexed foreign currency	176,231	108,849
Exchange difference, net	(7,221)	(6,074)
Gain from accounting hedges	(64,135)	(90,370)
Total	104,875	12,405

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.       Provisions for Loan Losses:

The change registered in income during 2017 and 2016 due to provisions, are summarized as follows:

	Loans and advance to		Loans to customers
	banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	(54)	—	—	—	—	—	—	—	—	—	(1,219)	—	(1,273)	—
- Group provisions	—	—	(47,065)	(43,024)	(2,991)	(3,104)	(248,058)	(266,875)	(298,114)	(313,003)	(3,131)	—	(301,245)	(313,003)
Provisions established, net	(54)	—	(47,065)	(43,024)	(2,991)	(3,104)	(248,058)	(266,875)	(298,114)	(313,003)	(4,350)	—	(302,518)	(313,003)

Provisions released:
- Individual provisions	—	173	18,059	2,796	—	—	—	—	18,059	2,796	—	2,054	18,059	5,023
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	3,478	—	3,478
Provisions realeased, net	—	173	18,059	2,796	—	—	—	—	18,059	2,796	—	5,532	18,059	8,501

Provision, net	(54)	173	(29,006)	(40,228)	(2,991)	(3,104)	(248,058)	(266,875)	(280,055)	(310,207)	(4,350)	5,532	(284,459)	(304,502)

Additional provision	—	—	—	(52,075)	—	—	—	—	—	(52,075)	—	—	—	(52,075)

Recovery of written-off assets	—	—	13,750	13,017	3,246	2,350	32,481	31,475	49,477	46,842	—	—	49,477	46,842

Provision for loan losses, net	(54)	173	(15,256)	(79,286)	255	(754)	(215,577)	(235,400)	(230,578)	(315,440)	(4,350)	5,532	(234,982)	(309,735)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.       Personnel Expenses:

The composition of personnel expenses during 2017 and 2016, are as follows:

	2017	2016
	MCh$	MCh$

Salaries	235,765	228,681
Bonuses and incentives	42,465	48,927
Variable compensation	36,471	42,714
Lunch and health benefits	26,836	28,474
Gratifications	25,402	25,486
Staff severance indemnities	21,241	24,141
Training expenses	3,555	2,020
Other personnel expenses	17,596	17,355
Total	409,331	417,918

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.       Administrative Expenses:

The composition of the item, is as follows:

	2017	2016
	MCh$	MCh$

General administrative expenses
Information technology and communications	69,933	67,923
Maintenance and repair of property and equipment	35,044	34,644
Office rental and equipment	25,810	26,840
Surveillance and securities transport services	11,927	13,185
External advisory services and professional services fees	11,514	9,652
Office supplies	8,238	8,473
Rent ATM area	7,207	7,650
Insurance premiums	5,797	4,105
Energy, heating and other utilities	5,674	5,619
Postal box, mail , postage and home delivery services	5,343	6,498
External service of financial information	4,510	3,777
Representation and travel expenses	4,040	4,619
Legal and notary expenses	3,913	3,595
External service of custody of documentation	3,218	2,990
Donations	2,538	1,832
Other general administrative expenses	6,905	7,902
Subtotal	211,611	209,304

Outsource services
Credit pre-evaluation	19,577	17,150
Data processing	12,330	11,246
External technological developments expenses	10,418	9,178
Certification and technology testing	6,532	6,052
Other	3,092	3,297
Subtotal	51,949	46,923

Board expenses
Board of Directors Compensation	2,497	2,461
Other Board expenses	458	714
Subtotal	2,955	3,175

Marketing expenses
Advertising	30,698	32,781
Subtotal	30,698	32,781

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	9,176	8,856
Real estate contributions	2,722	2,787
Patents	1,241	1,252
Other taxes	1,103	1,266
Subtotal	14,242	14,161
Total	311,455	306,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.       Depreciation, Amortization and Impairment:

(a)   The amounts corresponding to charges to results for depreciation and amortization during the 2017 and 2016, are detailed as follows:

	2017	2016
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	26,176	24,694
Amortization of intangibles assets (Note No. 15 (b))	9,075	8,595
Total	35,251	33,289

(b)   As of December 31, 2017 and 2016 the composition of impairment expenses is the following:

	2017	2016
	MCh$	MCh$

Impairment
Impairment of financial instruments	—	—
Impairment of properties and equipment (Note No. 16 (b))	166	274
Impairment of intangible assets (Note No. 15 (b))	—	—
Total	166	274

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.       Other Operating Income:

During 2017 and 2016, the Bank and its subsidiaries present other operating income, according to the following:

	2017	2016
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	6,212	5,269
Other income	37	38
Subtotal	6,249	5,307

Release of provisions for contingencies
Country risk provisions	1,303	—
Other provisions for contingencies	160	120
Subtotal	1,463	120

Other income
Rental income	8,863	8,671
Credit card income	7,690	5,756
Expense recovery	4,095	3,242
Correspondent banks reimbursement	2,710	2,909
Gain from sale of leased assets	1,360	682
Revaluation of prepaid monthly payments	843	1,088
Gain on sale of property and equipment	624	185
Fiduciary and trustee commissions	250	236
Others	1,386	2,670
Subtotal	27,821	25,439

Total	35,533	30,866

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.       Other Operating Expenses:

During 2017 and 2016, the Bank and its subsidiaries present other operating expenses, according to the following:

	2017	2016
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	7,550	3,329
Provisions for assets received in lieu of payment	1,984	2,954
Expenses to maintain assets received in lieu of payment	791	520
Subtotal	10,325	6,803

Provisions for contingencies
Country risk provisions	—	360
Other provisions for contingencies	—	6,880
Subtotal	—	7,240

Other expenses
Leasings operational expenses	10,152	1,893
Write-offs for operating risks	6,360	5,475
Credit cards administration	2,890	3,921
Expenses for charge-off leased assets recoveries	1,115	1,130
Correspondent bank	857	669
Credit life insurance	294	250
Contribution to other organisms	252	251
Civil lawsuits	171	94
Losses on sale of property and equipment	1	2
Others	678	2,730
Subtotal	22,770	16,415

Total	33,095	30,458

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”).

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)       Loans to related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Production and Services Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	243,989	149,838	169,403	165,475	8,871	8,296	422,263	323,609
Residential mortgage loans	—	—	—	—	33,695	31,921	33,695	31,921
Consumer loans	—	—	—	—	7,265	6,496	7,265	6,496
Gross loans	243,989	149,838	169,403	165,475	49,831	46,713	463,223	362,026
Allowance for loan losses	(988)	(622)	(394)	(347)	(241)	(293)	(1,623)	(1,262)
Net loans	243,001	149,216	169,009	165,128	49,590	46,420	461,600	360,764

Contingent loans:
Guarantees and sureties	4,527	4,941	21,146	8,087	—	—	25,673	13,028
Letters of credits	294	165	1,170	—	—	—	1,464	165
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	34,457	24,095	23,071	19,764	—	—	57,528	43,859
Freely disposition credit lines	53,151	55,607	13,907	12,928	15,179	15,897	82,237	84,432
Other contingencies loans	—	—	—	2,000	—	—	—	2,000
Total contingent loans	92,429	84,808	59,294	42,779	15,179	15,897	166,902	143,484
Provision for contingencies loans	(217)	(190)	(81)	(104)	(48)	(32)	(346)	(326)
Contingent loans, net	92,212	84,618	59,213	42,675	15,131	15,865	166,556	143,158

Amount covered by guarantee:
Mortgage	27,928	19,083	53,835	81,419	53,181	48,272	134,944	148,774
Warrant	—	—	—	—	—	—	—	—
Pledge	1,417	2,900	—	—	—	3	1,417	2,903
Others (****)	39,022	20,607	14,186	14,533	2,175	1,743	55,383	36,883
Total collateral	68,367	42,590	68,021	95,952	55,356	50,018	191,744	188,560

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)        Loans with related parties, continued:

(*)           For these effects are considered productive companies, those that meet the following conditions:

i)     They engage in production activities and generate a separate flow of income.

ii)    Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)         Investment companies include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)      Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)    These guarantees mainly correspond to shares and other financial guarantees.

(b)        Other assets and liabilities with related parties:

	2017	2016
	MCh$	MCh$
Assets
Cash and due from banks	57,563	51,222
Transactions in the course of collection	13,249	7,537
Financial assets held-for-trading	—	—
Derivative instruments	323,186	147,046
Financial assets	—	15,115
Other assets	114,536	50,691
Total	508,534	271,611

Liabilities
Demand deposits	173,715	194,503
Transactions in the course of payment	16,116	5,637
Repurchase agreements	25,227	34,710
Savings accounts and time deposits	169,322	267,925
Derivative instruments	370,356	151,398
Borrowings with banks	251,555	242,405
Other liabilities	51,814	60,307
Total	1,058,105	956,885

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(c)   Income and expenses from related party transactions (*):

	2017		2016
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Profit/loss for commission and services	28,140	9,332	19,354	15,941
Profit/loss for financial operation	65,995	69,843	66,387	62,614
Net Financial Operating Income
Derivative instruments (**)	33,540	97,416	33,814	42,898
Other financial operations	1	—	—	—
Released or established of provision for credit risk	—	252	290	—
Operating expenses	—	100,389	—	87,509
Other income and expenses	3,723	56	458	32

(*) This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$96,075 million as of December 31, 2017 (net loss of Ch$31,649 million as of December 31, 2016).

(d)   Contracts with related parties:

During the year ended December 31, 2017, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1.000:

Company name	Concept or description of the service
Redbanc S.A.	Operations management through ATM for credit and debit card
Transbank S.A.	Processing operations on credit and debit card transactions
Plaza Oeste S.A.	Office rentals
Plaza La Serena S.A.	Office rentals
Canal 13	Display of advertisements
Citigroup Inc.	Provision of banking and financial services
Servipag S.A.	Collection and payment services
Nexus S.A.	Processing on credit card services
Combanc S.A.	Clearing and settlement services for high amounts payments
Asociación de Bancos e Instituciones Financieras	Membership fee
Artikos Chile S.A.	Electronic billing services
Centro de Compensación Automatizado S.A.	Electronic transfers and automatic account payment mandates
Francisco Garcés Garrido	Advisory services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(e)       Payments to key management personnel:

	2017	2016
	MCh$	MCh$

Remunerations	4,149	3,985
Short-term benefits	3,302	4,502
Severance pay	276	2,434
Paid based on shares	—	—
Total	7,727	10,921

Composition of key personnel:

	No. of executives
Position	2017	2016
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	12	14
Total	19	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(f)        Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2017		2016		2017	2016	2017	2016	2017	2016	2017	2016
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	553	(*)	543	(*)	53	49	395	388	—	—	1,001	980
Andrónico Luksic Craig	172		169		8	11	—	—	—	—	180	180
Jorge Awad Mehech	14		56		6	27	26	97	—	—	46	180
Jaime Estévez Valencia	57		56		28	27	134	141	—	—	219	224
Gonzalo Menéndez Duque	57		56		23	25	113	116	8	25	201	222
Francisco Pérez Mackenna	57		56		23	19	75	61	—	—	155	136
Rodrigo Manubens Moltedo	57		56		28	23	53	46	—	—	138	125
Thomas Fürst Freiwirth	57		56		19	20	36	37	—	—	112	113
Jorge Ergas Heymann	14		56		6	13	19	44	—	—	39	113
Jean-Paul Luksic Fontbona	57		56		12	7	—	—	—	—	69	63
Alfredo Ergas Segal	43		—		20	—	49	—	—	—	112	—
Andrés Ergas Heymann	43		—		20	—	41	—	—	—	104	—
Other directors of subsidiaries	—		—		—	—	129	150	—	—	129	150
Total	1,181		1,160		246	221	1,070	1,080	8	25	2,505	2,486

(1)    It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$18 million (Ch$17 million in 2016).

(*)    It includes a provision of Ch$380 million (Ch$374 million in 2016) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to Ch$334 million (Ch$532 million in 2016).

Travel and other related expenses amount to Ch$116 million (Ch$146 million in 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valorization and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. The Financial Risk Management Area is responsible for independent verification of the results of trading and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)        Industry standard valorization.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, in the case of options. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market.

(ii)       Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)      Valuation techniques.

If no quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require the entry of market parameters, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. In the event that there is no information in active markets, data from external suppliers of market information, prices of similar transactions and historical information are used to validate the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(iv)     Fair value adjustments.

As part of the valuation process considers two adjustments to the market value of each instrument calculated based on the market parameters; a liquidity adjustment and a Bid/Offer adjustment. The latter represents the impact on the valuation of an instrument depending on whether corresponds to a long or purchased position or if the position corresponds to a short or sold position. To calculate this adjustment is used the active market prices or indicative prices depending on the instrument, considering the Bid, Mid and Offer, respectively.

On the other hand, the liquidity adjustment calculation considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile in relation to the market and the liquidity observed in recent operations in the market.

(v)      Fair value control.

Daily is executed a process of independent verification of prices and rates, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments correspond to the current state of the market and the best estimate of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Control and Management Area. As a result, value differences are obtained at the level of currency, product and portfolio, which are compared against specific ranges for each grouping level.

In the case of relevant differences exist, these are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels with previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

In parallel and complementary, the Financial Risk Control and Management Area generates and reports on daily basis P&L and Exposure to Market Risks, which allow the proper control and consistency of the parameters used in the valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(vi)     Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)      Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:       These are financial instruments whose fair value is realized at quoted prices (unadjusted) in active markets for identical assets or liabilities. For these instruments there are observable market prices (return internal rates, quote value, price), so that assumptions are not required to value.

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

Level 2:       They are financial instruments whose fair value is made with variables other than the prices quoted in Level 1 that are observable for the asset or liability, directly (that         is, as prices) or indirectly (that is, derived from prices). These categories include:

a)    Quoted prices for similar assets or liabilities in active markets.

b)    Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)     Inputs data other than quoted prices that are observable for the asset or liability.

d)    Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some emissions of the Central Bank of Chile and the General Treasury of the Republic.

To value derivatives, it will depend on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, net present value through discounted cash flows is used.

For the rest of the instruments at this level, as for Level 1 debt issues, the valuation is done through the internal rate of return.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

Level 3:       These are financial instruments whose fair value is determined using non-observable inputs data. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market).

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market). Model is based on daily prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                      Fair Value of Financial Assets and Liabilities, continued:

(b)              Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	623,276	82,560	693,888	399,786	—	—	1,317,164	482,346
Other instruments issued in Chile	714	673	212,366	887,594	8,012	8,960	221,092	897,227
Instruments issued abroad	322	385	—	—	—	—	322	385
Mutual fund investments	78,069	25,823	—	—	—	—	78,069	25,823
Subtotal	702,381	109,441	906,254	1,287,380	8,012	8,960	1,616,647	1,405,781
Derivative contracts for trading purposes
Forwards	—	—	506,502	163,701	—	—	506,502	163,701
Swaps	—	—	710,123	709,091	—	—	710,123	709,091
Call Options	—	—	514	1,558	—	—	514	1,558
Put Options	—	—	2,841	1,584	—	—	2,841	1,584
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,219,980	875,934	—	—	1,219,980	875,934
Hedge derivative contracts
Fair value hedge (Swap)	—	—	277	218	—	—	277	218
Cash flow hedge (Swap)	—	—	27,572	63,482	—	—	27,572	63,482
Subtotal	—	—	27,849	63,700	—	—	27,849	63,700
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	229,296	—	127,072	59,200	—	—	356,368	59,200
Other instruments issued in Chile	—	—	1,113,430	232,780	46,265	76,005	1,159,695	308,785
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	229,296	—	1,240,502	291,980	46,265	76,005	1,516,063	367,985
Total	931,677	109,441	3,394,585	2,518,994	54,277	84,965	4,380,539	2,713,400

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	578,289	138,574	—	—	578,289	138,574
Swaps	—	—	745,822	804,652	—	—	745,822	804,652
Call Options	—	—	475	1,979	—	—	475	1,979
Put Options	—	—	3,433	867	—	—	3,433	867
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,328,019	946,072	—	—	1,328,019	946,072
Hedge derivative contracts
Fair value hedge (Swap)	—	—	5,330	10,293	—	—	5,330	10,293
Cash flow hedge (Swap)	—	—	80,888	45,722	—	—	80,888	45,722
Subtotal	—	—	86,218	56,015	—	—	86,218	56,015
Total	—	—	1,414,237	1,002,087	—	—	1,414,237	1,002,087

(1)               As of December 31, 2017, 83% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the financial statements:

	2017
	Balance as of January 1, 2017	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012
Subtotal	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012

Available-for-Sale Instruments:
Other instruments issued in Chile	76,005	(4,186)	1,137	4,922	(28,604)	2,672	(5,681)	46,265
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	76,005	(4,186)	1,137	4,922	(28,604)	2,672	(5,681)	46,265

Total	84,965	(4,193)	1,137	12,368	(39,376)	5,057	(5,681)	54,277

	2016
	Balance as of January 1, 2016	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	18,028	28	—	8,946	(18,042)	—	—	8,960
Subtotal	18,028	28	—	8,946	(18,042)	—	—	8,960

Available-for-Sale Instruments:
Other instruments issued in Chile	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005

Total	114,153	(5,843)	818	28,216	(49,786)	111	(2,704)	84,965

(1) Recorded in income under item “Net financial operating income”.

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)       Sensitivity of instruments classified in level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 to changes in key valuation assumptions:

	2017		2016
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	8,012	(26)	8,960	(176)
Subtotal	8,012	(26)	8,960	(176)
Available-for- Sale Instruments
Other instruments issued in Chile	46,265	(417)	76,005	(1,255)
Instruments issued abroad	—	—	—	—
Subtotal	46,265	(417)	76,005	(1,255)

Total	54,277	(443)	84,965	(1,431)

In order to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens.  In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities:

The following table summarizes the fair values of the main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,057,393	1,408,167	1,057,393	1,408,167
Transactions in the course of collection	521,809	376,252	521,809	376,252
Repurchase agreements and securities lending	91,641	55,703	91,641	55,703
Subtotal	1,670,843	1,840,122	1,670,843	1,840,122
Loans and advances to banks
Domestic banks	119,974	208,303	119,974	208,303
Central Bank of Chile	350,916	700,341	350,916	700,341
Foreign banks	288,812	264,273	288,812	264,273
Subtotal	759,702	1,172,917	759,702	1,172,917
Loans to customers, net
Commercial loans	13,669,638	14,164,529	13,477,466	13,998,477
Residential mortgage loans	7,441,242	6,886,320	7,769,694	7,313,953
Consumer loans	3,770,473	3,724,694	3,773,005	3,728,302
Subtotal	24,881,353	24,775,543	25,020,165	25,040,732
Total	27,311,898	27,788,582	27,450,710	28,053,771

Liabilities
Current accounts and other demand deposits	8,915,706	8,321,148	8,915,706	8,321,148
Transactions in the course of payment	295,712	194,982	295,712	194,982
Repurchase agreements and securities lending	195,392	216,817	195,392	216,817
Savings accounts and time deposits	10,067,778	10,552,901	10,073,030	10,563,751
Borrowings from banks	1,195,028	1,040,026	1,188,943	1,036,091
Other financial obligations	137,163	186,199	137,163	186,199
Subtotal	20,806,779	20,512,073	20,805,946	20,518,988
Debt Issued
Letters of credit for residential purposes	21,059	28,893	22,542	30,918
Letters of credit for general purposes	2,365	4,021	2,532	4,303
Bonds	5,769,334	5,431,575	5,896,424	5,594,748
Subordinate bonds	696,217	713,438	699,926	720,455
Subtotal	6,488,975	6,177,927	6,621,424	6,350,424
Total	27,295,754	26,690,000	27,427,370	26,869,412

The other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the discounted cash flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial assets and liabilities, continued:

(f)               Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of December 31, 2017 and 2016:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,057,393	1,408,167	—	—	—	—	1,057,393	1,408,167
Transactions in the course of collection	521,809	376,252	—	—	—	—	521,809	376,252
Repurchase agreements and security lending	91,641	55,703	—	—	—	—	91,641	55,703
Subtotal	1,670,843	1,840,122	—	—	—	—	1,670,843	1,840,122
Loans and advances to banks
Domestic banks	119,974	208,303	—	—	—	—	119,974	208,303
Central Bank	350,916	700,341	—	—	—	—	350,916	700,341
Foreign banks	288,812	264,273	—	—	—	—	288,812	264,273
Subtotal	759,702	1,172,917	—	—	—	—	759,702	1,172,917
Loans to customers, net
Commercial loans	—	—	—	—	13,477,466	13,998,477	13,477,466	13,998,477
Residential mortgage loans	—	—	—	—	7,769,694	7,313,953	7,769,694	7,313,953
Consumer loans	—	—	—	—	3,773,005	3,728,302	3,773,005	3,728,302
Subtotal	—	—	—	—	25,020,165	25,040,732	25,020,165	25,040,732
Total	2,430,545	3,013,039	—	—	25,020,165	25,040,732	27,450,710	28,053,771

Liabilities
Current accounts and other demand deposits	8,915,706	8,321,148	—	—	—	—	8,915,706	8,321,148
Transactions in the course of payment	295,712	194,982	—	—	—	—	295,712	194,982
Repurchase agreements and security lending	195,392	216,817	—	—	—	—	195,392	216,817
Savings accounts and time deposits	—	—	—	—	10,073,030	10,563,751	10,073,030	10,563,751
Borrowings from banks	—	—	—	—	1,188,943	1,036,091	1,188,943	1,036,091
Other financial obligations	137,163	186,199	—	—	—	—	137,163	186,199
Subtotal	9,543,973	8,919,146	—	—	11,261,973	11,599,842	20,805,946	20,518,988
Debt Issued
Letters of credit for residential purposes	—	—	22,542	30,918	—	—	22,542	30,918
Letters of credit for general purposes	—	—	2,532	4,303	—	—	2,532	4,303
Bonds	—	—	5,896,424	5,594,748	—	—	5,896,424	5,594,748
Subordinated bonds	—	—	—	—	699,926	720,455	699,926	720,455
Subtotal	—	—	5,921,498	5,629,969	699,926	720,455	6,621,424	6,350,424
Total	9,543,973	8,919,146	5,921,498	5,629,969	11,961,899	12,320,297	27,427,370	26,869,412

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                        Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets	Liabilities

- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments

- Repurchase agreements and security lending	- Repurchase agreements and security lending
- Loans and advance to banks	- Other financial obligations

•                  Loans to Customers: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(g)                      Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,247,829	939,634	(155,595)	(307,921)	(444,844)	(280,439)	(34,212)	(54,336)	613,178	296,938

Derivative financial liabilities	1,414,237	1,002,087	(155,595)	(307,921)	(444,844)	(280,439)	(83,523)	(164,889)	730,275	248,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of December 31, 2017 and 2016, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,057,393	—	—	1,057,393	—	—	—	—	1,057,393
Transactions in the course of collection	521,809	—	—	521,809	—	—	—	—	521,809
Financial Assets held-for-trading	1,616,647	—	—	1,616,647	—	—	—	—	1,616,647
Repurchase agreements and security lending	67,344	19,207	5,090	91,641	—	—	—	—	91,641
Derivative instruments	127,849	133,111	364,957	625,917	248,066	125,303	248,543	621,912	1,247,829
Loans and advances to banks (*)	531,959	48,717	148,758	729,434	30,851	—	—	30,851	760,285
Loans to customers (*)	3,734,931	1,851,564	4,224,817	9,811,312	5,326,979	2,941,239	7,360,005	15,628,223	25,439,535
Financial assets available-for-sale	5,084	29,770	917,627	952,481	166,626	188,535	208,421	563,582	1,516,063
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,663,016	2,082,369	5,661,249	15,406,634	5,772,522	3,255,077	7,816,969	16,844,568	32,251,202

	2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,408,167	—	—	1,408,167	—	—	—	—	1,408,167
Transactions in the course of collection	376,252	—	—	376,252	—	—	—	—	376,252
Financial Assets held-for-trading	1,405,781	—	—	1,405,781	—	—	—	—	1,405,781
Repurchase agreements and security lending	30,963	21,967	2,773	55,703	—	—	—	—	55,703
Derivative instruments	43,797	55,575	200,634	300,006	210,405	129,277	299,946	639,628	939,634
Loans and advances to banks (*)	957,451	84,668	111,200	1,153,319	20,127	—	—	20,127	1,173,446
Loans to customers (*)	3,644,168	2,170,725	4,751,613	10,566,506	4,890,508	2,998,249	6,930,271	14,819,028	25,385,534
Financial assets available-for-sale	1,955	3,816	39,664	45,435	100,933	39,026	182,591	322,550	367,985
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,868,534	2,336,751	5,105,884	15,311,169	5,221,973	3,166,552	7,412,808	15,801,333	31,112,502

(*)    These balances are presented without deduction of their respective provisions, which amount to Ch$558,182 million (Ch$609,991 million in 2016) for loans to customers and Ch$583 million (Ch$529 million in 2016) for borrowings from financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities, continued:

	2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,915,706	—	—	8,915,706	—	—	—	—	8,915,706
Transactions in the course of payment	295,712	—	—	295,712	—	—	—	—	295,712
Repurchase agreements and security lending	138,630	—	56,762	195,392	—	—	—	—	195,392
Savings accounts and time deposits (**)	4,946,212	2,280,011	2,604,864	9,831,087	22,041	311	219	22,571	9,853,658
Derivative instruments	117,443	146,602	410,270	674,315	269,651	173,964	296,307	739,922	1,414,237
Borrowings from financial institutions	267,183	240,048	613,795	1,121,026	74,002	—	—	74,002	1,195,028
Debt issued:
Mortgage bonds	1,875	1,997	4,537	8,409	8,572	4,159	2,284	15,015	23,424
Bonds	147,029	274,119	595,599	1,016,747	836,725	1,043,853	2,872,009	4,752,587	5,769,334
Subordinate bonds	3,627	2,063	45,843	51,533	48,183	36,565	559,936	644,684	696,217
Other financial obligations	105,870	3,331	10,298	119,499	15,474	1,797	393	17,664	137,163
Total liabilities	14,939,287	2,948,171	4,341,968	22,229,426	1,274,648	1,260,649	3,731,148	6,266,445	28,495,871

	2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,321,148	—	—	8,321,148	—	—	—	—	8,321,148
Transactions in the course of payment	194,982	—	—	194,982	—	—	—	—	194,982
Repurchase agreements and security lending	200,811	16,006	—	216,817	—	—	—	—	216,817
Savings accounts and time deposits (**)	4,843,628	2,298,731	3,042,414	10,184,773	158,871	570	252	159,693	10,344,466
Derivative instruments	40,827	69,950	160,377	271,154	225,882	135,192	369,859	730,933	1,002,087
Borrowings from financial institutions	261,084	231,987	526,825	1,019,896	20,130	—	—	20,130	1,040,026
Debt issued:
Mortgage bonds	2,438	2,513	6,035	10,986	11,394	6,341	4,193	21,928	32,914
Bonds	92,788	246,955	380,774	720,517	1,035,241	792,493	2,883,324	4,711,058	5,431,575
Subordinate bonds	3,105	1,914	47,566	52,585	53,903	39,317	567,633	660,853	713,438
Other financial obligations	150,574	2,505	11,407	164,486	18,239	2,823	651	21,713	186,199
Total liabilities	14,111,385	2,870,561	4,175,398	21,157,344	1,523,660	976,736	3,825,912	6,326,308	27,483,652

(**)     Excludes term saving accounts, which amount to Ch$214,120 million (Ch$208,435 million in 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management:

(1)             Introduction:

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to managing each different type of risks. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan, this objectives include: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)             Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist. Current levels are:

(i)                 Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance and Financial Risk Committees, Credit Committees, Portfolio Risk Committee and Senior Operational Risk Committee, which check the status of credit, market and operating risks.  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

Risk management policies are established in order to identify and analyze the risks faced by the Bank, to set adequate limits and controls and monitor risks and compliance with limits. The policies and risk management systems are regularly reviewed in order for them to reflect changes in market conditions and the Bank’s activities.  It, through its standards and management procedures intends to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(1)             Introduction, continued:

(a)             Risk Management Structure, continued

(ii) Finance, International and Financial Risk Committee

This committee reviews exposures and financial risks. Estimates impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or tight liquidity. On the other hand, it analyzes estimated results of certain financial positions. Estimate the credit exposure of Treasury products (derivatives, bonds). It is responsible for designing policies and procedures related to limits and alerts of financial exposures, and to ensure correct and timely measurement, control and reporting thereof.

The Finance, International and Financial Risk Committee comprises the Chairman, four Directors or Advisors to the Board , the General Manager, the Manager of the Corporate and Investment Banking Division, the Manager of Corporate Risk Division, the Manager of Treasury Division and the Manager of Financial Risk Area. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(1)             Introduction, continued:

(a)             Risk Management Structure, continued

(iii)           Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the necessary attributions to take decisions required.

These committees have different periodicities and are based on the amounts approved and commercial segments. Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Corporate Risk Division participates in them as independent and autonomous trade areas.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors, who is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject to approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank’s internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration. This Committee meets weekly, is chaired by the Chairman of the Board of Directors and is composed of the Directors, officers and alternates, Advisors to the Board of Directors; General Manager and the Corporate Credit Risk Division Manager.

(iv) Portfolio Risk Committee:

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy.

The Portfolio Risk Committee meets monthly and is composed of the Chairman, two Directors, General Manager, Corporate Risk Manager, Commercial Manager, and the Chief of Intelligence Information Area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(1)             Introduction, continued:

(a)             Risk Management Structure, continued:

(v)  Operational Risk Committee:

Defines and prioritizes the main strategies to mitigate operational risk events and ensures the implementation of the management model. It also establishes levels of tolerance and appetite for risk and ensures compliance with the programs, policies and procedures related to privacy and information security, business continuity and the Bank’s operational risk.

The Operational Risk Committee is composed of the General Manager, the Global Risk Control Division Manager, the Fiscal, the Financial Management and Control Division Manager, the Operations and Technology Division Manager, and the Operational Risk Area Manager. Also, with voice rights the Comptroller Division Manager.

(vi)  Senior Operational Risk Committee

Know the level of exposure to the Bank’s operational risk, analyze the effectiveness of the strategies adopted to mitigate operational risk events, approve strategies and policies prior to the Board of Directors, promote actions for adequate management and mitigation of operational risk, inform the Board of Directors these matters, ensure compliance with the regulatory framework and compliance with the policy in order to ensure the solvency of the Corporation in the long term, avoiding risk factors that may jeopardize the Bank’s continuity.

The Senior Operational Risk Committee is composed of the Chairman of the Board of Directors, two Directors, the General Manager,  the Global Risk Control Division Manager, the Prosecutor, the Operations and Technology Division Manager and the Operational Risk Manager. The Committee meets monthly and can be cited in an extraordinary manner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(1)             Introduction, continued:

(a)             Risk Management Structure, continued:

(vii) Corporate Risk Division

The Corporate Credit Risk Division has a team with vast experience and knowledge in credit and market matters related to risks, which ensures comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

Regarding the management of credit risk, the Corporate Credit Risk division continuously monitors the portfolio’s credit quality and optimizing the risk-return ratio for all customers segment, whether individuals or companies, by managing the diverse phases of admission, follow-up and recovery of credits granted.

(b)             Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

(c)              Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measurements used to determine the credit quality of our portfolio.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank’s General Manager receives on daily basis, and the Finance, International and Market Risk Committee on a monthly basis, the evolution of the Bank’s price and liquidity risk status, both according to internal metrics and those imposed by the regulators.

A Sufficiency Test of provisions is presented annually to the Board of Directors. The purpose of this test is to assess whether the level of provisions existing in the Bank, both for the individual and group portfolio, is sufficient, based on the historical losses or impairments suffered by the portfolio. The Board formally must pronounce on this sufficiency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk:

Credit risk is the risk of financial loss that the Bank faces if a client or counterparty in a financial instrument does not comply with its contractual obligations, and originates mainly in accounts receivable from clients, investment instruments and financial derivatives.

Credit risk management is the result of a global strategy that combines the environment of the different markets and target segments, along with in-depth knowledge of the portfolio, in order to provide an appropriate response to each client.

It is therefore inherent to the business and its management, to integrate each segment in which the corporation acts, in order to obtain an optimum balance in the relationship between the risks assumed and the returns obtained, thus assigns capital to each line of business always ensuring compliance with the regulations and criteria defined by the Board of Directors, in order to have an adequate capital base for possible losses that may arise from the credit exposure.

The limits of the counterparts are established through the analysis of the financial information, risk classification, nature of the exposure, degree of documentation, guarantees, market conditions, groups and economic sector, among other factors. Additionally, it corresponds to the credit quality monitoring process, providing an early identification of possible changes in the counterparts’ payment capacity, allowing the Bank to evaluate the potential loss resulting from the risks and take corrective actions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued:

(a)             Approval Process:

In the admission process, depending on the segment (Retail, Wholesale), different parameters are used to assess the credit quality, payment capacity and financial structure of the customers. The areas that intervene in each approval process are the following:

•                  Politics, rules and procedures

•                  Specialization and experience level of participant of the credit process.

•                  Types and depth of technological platforms used

•                  Type of model and/or predictive indicators for each segment.

It should be noted that for the management of credit risk in both segments there is a consolidated process and team, with a high level of experience and specialization in loan approval.

Retail Segments

The admission management is carried out in an important part through models for both natural persons with no business line and for the SME segment. These models allow the establishment of acceptable levels of indebtedness, ability to pay and desired exposure, through relevant information for this purpose. These models allow giving agile and timely answers to the requirements of our clients.

Wholesale Segment

The Case to Case Model is applied, which consists of an individual evaluation with specialized knowledge and which considers, among other variables, the amount of exposure required, terms, products, financial and patrimonial capacity of the client, eventual guarantees and perspectives and attractiveness of the company and its industry. This process is supported by a rating model that allows greater homogeneity in the client’s evaluation and establishes the necessary approval attributions for the credit risk exposure required.

For the case-by-case assessment, there are also specialized areas in some segments that, due to their nature, require expert knowledge (real estate, construction, agricultural, financial, international and others with ad hoc advisory services when they are very specific), those that also support from the gestation of the operations, counting with tools designed especially in function of the particular characteristics of the businesses and their respective risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued:

(b)     Control and Follow up:

The Bank has within its organizational structure areas dedicated to monitoring, which have developed methodologies and tools for the various segments in which Banco de Chile participates, which, applied systematically, allow an adequate management of its credit portfolio.

In the retail segments, ongoing monitoring of clients and market trends is carried out, allowing control of the credit risk of the portfolio to be maintained and establishing corrective measures and adjustments necessary to maintain the desired levels of risks. To provide a greater degree of independence and based on the model of the three lines of defense, portfolio monitoring has become the responsibility of the Global Risk Control Division. In this process, different reports are generated that account for the monitoring of the expected loss of the portfolio, the analysis of segments, delinquency and approval standards. Statistical models have also been developed to support the correct credit assessment, which have a close follow-up through back-test analysis, stability of variables and, discriminance, among others, thus guaranteeing their predictive capacity over time.

In the Wholesale Segments, among the main centralized monitoring processes is the systematic monitoring of financial alerts, behavioral variables and portfolio classification management. Additionally, there are other follow-up tasks aimed at monitoring compliance with conditions established in the admission and approval stage, such as financial covenant controls, guarantee coverage, among others. For companies that show symptoms of financial and/or credit impairment, action plans are established in coordination with the Risk Admission area and the Commercial area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued:

(c)              Collection:

The Bank has a specialized area that centralizes collection management for all business segments, with the purpose of focusing and specializing this process according to its particularities and in accordance with current regulations.

For retail segments, direct collection management is carried out through Socofin S.A., a subsidiary of the Bank, which applies differentiated collection strategies by customer segment, delinquency levels and exposure levels.

For the Wholesale segments, collection management and action plans are defined and negotiated on a case-by-case basis, according to the client’s particular characteristics. The management and administration of this portfolio is carried out by specialized executives of the Special Assets Management Area.

(d)             Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2017 and 2016, does not exceed 10% of the Bank’s effective equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued:

(d)             Portfolio Concentration, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2017:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	695,213	271,564	—	90,616	1,057,393

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,317,164	—	—	—	1,317,164
Other instruments issued in Chile	221,092	—	—	—	221,092
Instruments issued abroad	—	322	—	—	322
Mutual fund investments	78,069	—	—	—	78,069
Subtotal	1,616,325	322	—	—	1,616,647

Receivables from repurchase agreements and security borrowing	91,641	—	—	—	91,641

Derivative Contracts for Trading Purposes
Forwards	392,018	23,162	—	91,322	506,502
Swaps	472,492	79,614	—	158,017	710,123
Call Options	514	—	—	—	514
Put Options	2,841	—	—	—	2,841
Futures	—	—	—	—	—
Subtotal	867,865	102,776	—	249,339	1,219,980

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	—	8,632	—	19,217	27,849
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	—	8,632	—	19,217	27,849

Loans and advances to Banks
Central Bank of Chile	350,916	—	—	—	350,916
Domestic banks	120,017	—	—	—	120,017
Foreign banks	—	—	158,524	130,828	289,352
Subtotal	470,933	—	158,524	130,828	760,285

Loans to Customers, Net
Commercial loans	13,894,811	—	—	58,302	13,953,113
Residential mortgage loans	7,473,006	—	—	—	7,473,006
Consumer loans	4,013,416	—	—	—	4,013,416
Subtotal	25,381,233	—	—	58,302	25,439,535

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	356,368	—	—	—	356,368
Other instruments issued in Chile	1,159,695	—	—	—	1,159,695
Instruments issued abroad	—	—	—	—	—
Subtotal	1,516,063	—	—	—	1,516,063

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	894,972	162,421	—	—	—	—	—	—	—	—	—	—	—	—	1,057,393

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	1,062,558	254,606	—	—	—	—	—	—	—	—	—	—	—	1,317,164
Other instruments issued in Chile	221,092	—	—	—		—	—	—	—	—	—	—	—	—	221,092
Instruments issued abroad	322	—	—	—	—	—	—	—	—	—	—	—	—	—	322
Mutual fund investments	78,069	—	—	—	—	—	—	—	—	—	—	—	—	—	78,069
Subtotal	299,483	1,062,558	254,606	—	—	—	—	—	—	—	—	—	—	—	1,616,647

Receivables from repurchase agreements and security borrowing	32,555	—	2,576	—	24,717	—	12,522	7,464	13	672	7,382	—	3,740	—	91,641

Derivative Contracts for Trading Purposes
Forwards	245,761	—	—	—	7,666	9,860	2,561	84	54	219	2,368	29	237,900	—	506,502
Swaps	643,735	—	—	—	44,773	5,563	839	4,679	2,862	9	7,244	—	419	—	710,123
Call Options	269	—	—	—	32	90	—	—	67	—	52	1	3	—	514
Put Options	734	—	—	—	1,432	396	—	—	222	—	—	11	46	—	2,841
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	890,499	—	—	—	53,903	15,909	3,400	4,763	3,205	228	9,664	41	238,368	—	1,219,980

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	27,849	—	—	—	—	—	—	—	—	—	—	—	—	—	27,849
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	27,849	—	—	—	—	—	—	—	—	—	—	—	—	—	27,849

Loans and advances to Banks
Central Bank of Chile	—	350,916	—	—	—	—	—	—	—	—	—	—	—	—	350,916
Domestic banks	120,017	—	—	—	—	—	—	—	—	—	—	—	—	—	120,017
Foreign banks	289,352	—	—	—	—	—	—	—	—	—	—	—	—	—	289,352
Subtotal	409,369	350,916	—	—	—	—	—	—	—	—	—	—	—	—	760,285

Loans to Customers, Net
Commercial loans	1,851,649	—	—	—	2,027,424	1,399,692	422,176	565,695	1,354,069	145,266	1,612,930	1,493,373	1,964,238	1,116,601	13,953,113
Residential mortgage loans	—	—	—	7,473,006	—	—	—	—	—	—	—	—	—	—	7,473,006
Consumer loans	—	—	—	4,013,416	—	—	—	—	—	—	—	—	—	—	4,013,416
Subtotal	1,851,649	—	—	11,486,422	2,027,424	1,399,692	422,176	565,695	1,354,069	145,266	1,612,930	1,493,373	1,964,238	1,116,601	25,439,535

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	207,474	148,894	—	—	—	—	—	—	—	—	—	—	—	356,368
Other instruments issued in Chile	1,096,785	—	—	—	31,833	8,589	7,662	2,883	6,972	—	4,971	—	—	—	1,159,695
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	1,096,785	207,474	148,894	—	31,833	8,589	7,662	2,883	6,972	—	4,971	—	—	—	1,516,063

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2016:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	792,398	533,765	11	81,993	1,408,167

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	482,346	—	—	—	482,346
Other instruments issued in Chile	897,227	—	—	—	897,227
Instruments issued abroad	—	385	—	—	385
Mutual fund investments	25,823	—	—	—	25,823
Subtotal	1,405,396	385	—	—	1,405,781

Receivables from repurchase agreements and security borrowing	55,703	—	—	—	55,703

Derivative Contracts for Trading Purposes
Forwards	128,389	12,177	—	23,135	163,701
Swaps	462,501	105,408	—	141,182	709,091
Call Options	1,558	—	—	—	1,558
Put Options	1,584	—	—	—	1,584
Futures	—	—	—	—	—
Subtotal	594,032	117,585	—	164,317	875,934

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	1	16,836	—	46,863	63,700
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	1	16,836	—	46,863	63,700

Loans and advances to Banks
Central Bank of Chile	700,341	—	—	—	700,341
Domestic banks	208,403	—	—	—	208,403
Foreign banks	—	—	122,913	141,789	264,702
Subtotal	908,744	—	122,913	141,789	1,173,446

Loans to Customers, Net
Commercial loans	14,380,410	—	14,075	96,303	14,490,788
Residential mortgage loans	6,920,186	—	—	—	6,920,186
Consumer loans	3,974,560	—	—	—	3,974,560
Subtotal	25,275,156	—	14,075	96,303	25,385,534

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	59,200	—	—	—	59,200
Other instruments issued in Chile	308,785	—	—	—	308,785
Instruments issued abroad	—	—	—	—	—
Subtotal	367,985	—	—	—	367,985

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,289,666	118,501	—	—	—	—	—	—	—	—	—	—	—	—	1,408,167

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	423,565	58,781	—	—	—	—	—	—	—	—	—	—	—	482,346
Other instruments issued in Chile	897,227	—	—	—		—	—	—	—	—	—	—	—	—	897,227
Instruments issued abroad	385	—	—	—	—	—	—	—	—	—	—	—	—	—	385
Mutual fund investments	25,823	—	—	—	—	—	—	—	—	—	—	—	—	—	25,823
Subtotal	923,435	423,565	58,781	—	—	—	—	—	—	—	—	—	—	—	1,405,781

Receivables from repurchase agreements and security borrowing	6,280	—	—	—	20,154	6,259	2,978	14,236	19	531	3,800	—	—	1,446	55,703

Derivative Contracts for Trading Purposes
Forwards	80,871	—	—	—	4,698	4,651	179	121	182	7	403	12	72,577	—	163,701
Swaps	627,621	—	—	—	30,806	2,910	28,864	9,488	5,234	353	—	2,007	1,808	—	709,091
Call Options	732	—	—	—	451	285	—	—	90	—	—	—	—	—	1,558
Put Options	835	—	—	—	591	153	—	—	2	—	—	—	3	—	1,584
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	710,059	—	—	—	36,546	7,999	29,043	9,609	5,508	360	403	2,019	74,388	—	875,934

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	63,700	—	—	—	—	—	—	—	—	—	—	—	—	—	63,700
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	63,700	—	—	—	—	—	—	—	—	—	—	—	—	—	63,700

Loans and advances to Banks
Central Bank of Chile	—	700,341	—	—	—	—	—	—	—	—	—	—	—	—	700,341
Domestic banks	208,403	—	—	—	—	—	—	—	—	—	—	—	—	—	208,403
Foreign banks	264,702	—	—	—	—	—	—	—	—	—	—	—	—	—	264,702
Subtotal	473,105	700,341	—	—	—	—	—	—	—	—	—	—	—	—	1,173,446

Loans to Customers, Net
Commercial loans	2,116,203	—	—	—	2,235,227	1,561,737	432,822	566,438	1,184,869	264,042	1,636,994	1,647,862	1,937,428	907,166	14,490,788
Residential mortgage loans	—	—	—	6,920,186	—	—	—	—	—	—	—	—	—	—	6,920,186
Consumer loans	—	—	—	3,974,560	—	—	—	—	—	—	—	—	—	—	3,974,560
Subtotal	2,116,203	—	—	10,894,746	2,235,227	1,561,737	432,822	566,438	1,184,869	264,042	1,636,994	1,647,862	1,937,428	907,166	25,385,534

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	20,944	38,256	—	—	—	—	—	—	—	—	—	—	—	59,200
Other instruments issued in Chile	186,362	—	—	—	52,638	—	7,943	10,690	51,152	—	—	—	—	—	308,785
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	186,362	20,944	38,256	—	52,638	—	7,943	10,690	51,152	—	—	—	—	—	367,985

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(e)              Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•          For commercial loans: Residential and non-residential real estate, liens and inventory.

•          For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 215,400 collateral assets, the majority of which consist of real estate.  The following table contains guarantees value as of December 31:

		Guarantee
	Loans	Mortgages	Pledges	Securities	Warrants	Others	Total
2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	9,768,035	2,269,716	72,893	438,595	3,381	243,961	3,028,546
Small Business Lending	4,185,078	2,543,343	28,699	32,034	—	58,255	2,662,331
Consumer Lending	4,013,416	283,091	938	1,776	—	18,594	304,399
Mortgage Lending	7,473,006	6,922,454	90	267	—	—	6,922,811
Total	25,439,535	12,018,604	102,620	472,672	3,381	320,810	12,918,087

		Guarantee
	Loans	Mortgages	Pledges	Securities	Warrants	Others	Total
2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	10,655,013	2,240,502	69,466	442,285	3,493	349,560	3,105,306
Small Business Lending	3,835,775	2,301,924	32,138	27,461	—	54,534	2,416,057
Consumer Lending	3,974,560	252,984	1,096	2,492	—	17,352	273,924
Mortgage Lending	6,920,186	6,419,357	69	252	—	—	6,419,678
Total	25,385,534	11,214,767	102,769	472,490	3,493	421,446	12,214,965

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(e)              Collaterals and Other Credit Enhancements, continued:

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

•             Accelerating transactions and net payment using market values at the date of default of one of the parties.

•             Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

•             Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2017 and 2016 amounted Ch$102,014 million and Ch$129,066 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2017 and 2016 amounted Ch$358,967 million and Ch$305,666 million respectively.

(f)               Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)               Credit Quality by Asset Class, continued:

The following tables shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

As of December 31, 2017:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	350,916	—	—	—	—	350,916
Domestic banks	120,017	—	—	—	—	120,017
Foreign banks	289,352	—	—	—	—	289,352
Subtotal	760,285	—	—	—	—	760,285

Loans to customers (before allowances for loan losses)
Commercial loans	10,585,946	101,253	159,512	2,908,182	198,220	13,953,113
Residential mortgage loans	—	—	—	7,316,969	156,037	7,473,006
Consumer loans	—	—	—	3,760,472	252,944	4,013,416
Subtotal	10,585,946	101,253	159,512	13,985,623	607,201	25,439,535

As of December 31, 2016:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	700,341	—	—	—	—	700,341
Domestic banks	208,403	—	—	—	—	208,403
Foreign banks	264,702	—	—	—	—	264,702
Subtotal	1,173,446	—	—	—	—	1,173,446

Loans to customers (before allowances for loan losses)
Commercial loans	11,390,263	196,815	199,408	2,518,008	186,294	14,490,788
Residential mortgage loans	—	—	—	6,784,614	135,572	6,920,186
Consumer loans	—	—	—	3,723,550	251,010	3,974,560
Subtotal	11,390,263	196,815	199,408	13,026,172	572,876	25,385,534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)               Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class.  Additionally to the overdue portion, the amounts detailed include remaining balance of the past due credits are featured below:

As of December 31, 2017:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$

Loans and advances to banks	6,880	—	—
Commercial loans	183,374	34,457	53,224
Import-export financing	19,628	2,403	647
Factoring transactions	30,204	3,723	748
Commercial lease transactions	52,365	12,407	2,144
Other loans and receivables	1,195	599	724
Residential mortgage loans	143,619	56,422	26,365
Consumer loans	203,692	91,928	38,320
Total	640,957	201,939	122,172

As of December 31, 2016:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$

Loans and advances to banks	18,495	—	—
Commercial loans	133,959	41,561	17,512
Import-export financing	16,621	1,195	146
Factoring transactions	32,603	4,677	641
Commercial lease transactions	46,802	8,683	5,638
Other loans and receivables	1,482	703	284
Residential mortgage loans	142,663	46,908	24,729
Consumer loans	222,041	95,934	37,218
Total	614,666	199,661	86,168

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)               Credit Quality by Asset Class, continued:

The following table presents past due loans not impaired as of December 31,

	Past due but not impaired (*)
	Up to 30 days	Over 30 days and up to 59 days	Over 60 days and up to 89 days	Over 90 days
	MCh$	MCh$	MCh$	MCh$
2017	533,690	134,316	37,292	179
2016	518,369	126,177	32,936	658

(*)             These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(g)              Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$14,163 million and Ch13,399 million as of December 31, 2017 and 2016, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)    Credit Risk, continued:

(h)    Renegotiated Assets:

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2017	2016
	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	191,314	172,255
Residential mortgage loans	17,400	17,466
Consumer loans	367,350	358,023
Subtotal	576,064	547,744
Total renegotiated financial assets	576,064	547,744

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in Note No. 2 (m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)              Market Risk

Market Risk is referred to as the potential loss the bank may incur due to the absence of liquidity, either lack of funding or difficulties to access to secondary markets for defeasing positions (Liquidity risk) or due to an adverse change of the values of market variables that negatively impact the value of the financial exposures held (Price risk).

(a)                                   Liquidity Risk

Liquidity Risk: Measurement and Limits

The bank manages the Liquidity risk separately for each category that this risk encompasses: Trading Liquidity risk and Funding Liquidity risk.

The Trading Liquidity risk was considered in old days as the incapacity of the bank to generate cash from selling assets in an expedite way, but nowadays the concept has been extended to include the incapacity to close financial exposures (either cash, FX  or off-balance created by derivatives instruments) at current market prices. The former is managed by establishing a minimum amount of liquid assets, referred to as liquidity buffer (which is composed of cash free of complying reserve requirement, government bonds, and short-term bank’s CDs) and the latter by establishing limits for different market factors and repricing tenors that generate price risks. These limits are established for exposures that are part of the Trading book only as the difference in value of the positions impacts the P&L Statement. Additionally, the bank negatively impacts the value of the Trading book positions whenever the size of any position exceeds the normal size that might be defeased in the secondary market not impacting the prevailing prices; this concept is referred to as Market Value Adjustment.

The Funding Liquidity is controlled and limited using the internal report referred to as MAR (Market Access Report), which is the estimation of the expected net cash flows within a period of time considering business-as-usual operation and market conditions. The report is prepared separately by each single currency, for the next 30 and 90 days; business-as- usual conditions consider the evergreen holding of all assets (with the exception of the amount of bonds above the minimum liquidity buffer), the run-off of the whole funding borrowed from wholesale customers provided through time deposits and also some portion from the retail business. Therefore, the MAR number reflects the amount of money the Treasury should raise daily from institutional investors and some portion from retail customers in order to get funding for holding bonds and loans portfolios. MAR limits are established considering that under stress scenarios and full utilization, the bank is able to meet the liquidity risk appetite target defined in the Liquidity Risk Management Policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk, continued:

(a)                                  Liquidity Risk, continued:

The use of MAR within year 2017 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 – 30 days	1 – 90 days	1 – 30 days	1 – 90 days
Maximum	3,306	5,597	1,708	3,048
Minimum	1,847	4,173	436	1,344
Average	2,665	4,954	1,090	2,209

The bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cashflows generated by derivatives payments to be made in foreign currency in the future. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event.

The use of Cross Currency Funding within year 2017 is illustrated below:

Cross Currency Funding MMUS$
Maximum	4,351
Minimum	2,008
Average	2,991

Additionally, the bank prevents itself from funding concentration by measuring it by fund provider class, type of instrument, maturity profile, currency, etc., utilizing thresholds that alert abnormal or imprudent behaviors which are out of the expected ranges.

Moreover, the state of some financial ratios is continuously monitored in order to detect structural changes of the balance sheet profile. As an example, the state of the following ratios along the year 2017 is illustrated below:

	Liquid Assets/ Net Funding <1y	Liabilities>1y/ Assets >1y	Deposits/ Loans
Maximum	95%	74%	63%
Minimum	71%	72%	60%
Average	82%	73%	62%

In addition, some market indices, prices and monetary decisions made by the Central Bank of Chile are monitored in order to early detect structural market conditions changes that may trigger liquidity shortage or even a financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk, continued:

(a)                                  Liquidity Risk, continued:

Among various regulatory reports, the bank utilizes one that was introduced several years ago but was enhanced during year 2015. This is the case of the C46 index (formerly known as C08 index), which represents the expected net cash flows within the next 12 months as the result of contractual maturity for almost all assets and liabilities (the liquidity generated by debt instruments is permitted to be reported previous to the instrument contractual maturity, with the exception of those classified as HTM). However, the Superintendence of Banks and Financial Institutions (hereafter, “SBIF”) authorized Banco de Chile, among others, to report the C46 Adjusted index. This enables to report, in addition to the regular C46 index, behavioral run-off assumptions for some specific liability balance sheet items, such as demand deposits and time deposits. Conversely, the regulator also requires some roll-over assumption for the loan portfolio.

The SBIF establish the following limits for the C46 Index:

Foreign Currency balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2017 is illustrated below:

	Adjusted C46 All CCYs as % of Tier-1 Capital		Adjusted C46 FCCY as % of Tier-1 Capital
	1 – 30 days	1 – 90 days	1 – 30 days
Maximum	53%	97%	36%
Minimum	32%	63%	19%
Average	43%	78%	27%
Regulatory Limit	100%	200%	100%

Finally, the bank also takes advantage of some regulatory reports introduced by the local authorities in 2015. They are currently in place just for reporting purposes but the banks are expecting that the regulator will impose some limits within year 2018. These are the LCR (Liquidity Coverage Ratio, which in the case of Chile the reserve may be part of the HQLA), the NSFR (Net Stable Funding Ratio), liability renewal rate classified by type of fund provider, liability concentration by type of instruments, etc. The state of the LCR and the NSFR along the year 2017 is illustrated below:

	LCR	NSFR
Maximum	1.07	0.99
Minimum	0.69	0.94
Average	0.88	0.97
Regulatory Limit	N/A	N/A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)              Market Risk

(a)                                   Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of 2017 and 2016 end-of-year, is illustrated below:

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2017
Current accounts and other demand deposits	8,915,706	—	—	—	—	—	8,915,706
Transactions in the course of payment	295,712	—	—	—	—	—	295,712
Instruments sold under repurchase agreements and security lending	194,539	750	—	—	—	—	195,289
Savings accounts and time deposits	5,097,833	2,509,694	2,555,579	21,536	311	219	10,185,172
Full delivery derivative transactions	172,323	136,729	1,166,598	937,050	1,582,890	531,309	4,526,899
Borrowings from financial institutions	260,272	242,515	613,159	73,852	—	—	1,189,798
Other financial obligations	295	918	10,921	24,038	686	154	37,012
Debt instruments issued	47,375	165,359	728,035	1,279,275	1,500,632	3,931,034	7,651,710
Total (excluding non-delivery derivative transactions)	14,984,055	3,055,965	5,074,292	2,335,751	3,084,519	4,462,716	32,997,298
Non-delivery derivative transactions	112,011	100,247	1,141,610	816,847	325,199	1,115,676	3,611,590

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2016
Current accounts and other demand deposits	8,321,148	—	—	—	—	—	8,321,148
Transactions in the course of payment	194,982	—	—	—	—	—	194,982
Instruments sold under repurchase agreements and security lending	209,908	6,821	—	—	—	—	216,729
Savings accounts and time deposits	4,954,428	2,478,148	3,083,258	157,591	589	252	10,674,266
Full delivery derivative transactions	274,760	225,173	872,004	507,086	292,965	617,424	2,789,412
Borrowings from financial institutions	150,396	231,890	526,149	120,672	—	—	1,029,107
Other financial obligations	557	1,034	5,038	18,173	18,401	376	43,579
Debt instruments issued	104,221	87,840	525,342	1,423,859	1,204,796	4,070,909	7,416,967
Total (excluding non-delivery derivative transactions)	14,210,400	3,030,906	5,011,791	2,227,381	1,516,751	4,688,961	30,686,190
Non-delivery derivative transactions	237,799	171,254	838,475	887,297	196,923	1,096,234	3,427,982

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                     Market Risk, continued:

(a)                                  Price Risk

Price Risk Measurement and Limits

The Price Risk measurement and management processes are implemented utilizing various internal metrics and reports. These are produced for the Trading portfolio and separately for the Accrual book (the Accrual book includes all balance sheet items, even those which are part of the Trading book but do not generate accrual interest rate risk since they are reported to one-day repricing tenor and others that are excluded by the regulators in the analysis of the Banking book, such as Capital and Fixed Assets, for example). In addition to this, and just on supplementary basis and actually not used as a risk management tool, the bank submits regulatory reports to the corresponding regulatory entities.

The bank has established internal limits for the exposures of the Trading book. In fact, the FX net open positions (FX delta), the Equity positions (Equity delta), the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX volatility sensitivity (vega) are measured and limited. Interest rate and vega limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The bank utilizes the historical VaR (Value-at-Risk) approach as the risk measurement tool for the trading portfolio exposures. The model includes 99% confidence level and most recent one-year observed rates, prices and yields data.

The VaR use within year 2017 is illustrated below:

Value-at-Risk 99% confidence level escalated to 1 month MMUS$
Maximum	3.18
Minimum	0.61
Average	1.72

Additionally, the bank utilizes built-in models for measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual book, namely the metric referred to as IRE (Interest Rate Exposure) and EaR (Earnings-at-Risk), respectively. The IRE gauges the difference in net revenues from funds generation along some specific period of time due to standardized interest rates fluctuations; the EaR measures the adverse impact along a specific period of time (usually 12 months) due to an adverse impact of interest rates considering that all exposures are closed within a reasonable defeasance period (3 months).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)              Market Risk, continued:

(b)                                   Price Risk, continued:

The use of EaR within year 2017 is illustrated below:

12-months Earnings-at-Risk 97.7% confidence level 3 months defeasance period MCh$
Maximum	80,402
Minimum	28,438
Average	60,301

The regulatory risk measurement for the Trading portfolio (C41 report) is produced by utilizing guidelines provided by the regulatory entities (Central Bank of Chile and Superintendence of Banks and Financial Institutions, hereafter CBCh and SBIF respectively), which are adopted from BIS 1993 standardized methodologies developed for this specific topic. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenor factors are included in order to account for non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using huge FX rate fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish an individual limit for this particular risk but a global one that includes this risk (also denoted as Market Risk Equivalent or ERM) and the Risk Weighted Assets. The sum of ERM and the 10% of the Risk Weighted Assets cannot exceed the 100% of the bank’s Tier-1 + Tier-2 Capital. In the future, the Operational Risk will be added to the above calculation.

The regulatory risk measurement for the Banking book (C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term portfolios. The short-term risk limit must be expressed as a percentage of the NIM plus the revenues collected from fees dependent on  interest rate level; the long term risk limit may not exceed a percentage of the Tier-2 Capital. The bank is currently using 25% for both limits.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for trading portfolios and monthly for accrual portfolios. The output of the stress testing process is monitored against corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month realized P&L for trading activities is monitored against some trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)              Market Risk, continued:

(b)                                   Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book (contractual tenors) as of December 31, 2017 and 2016:

Banking Book Interest Rate Exposure (Contractual Tenors)

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2017
Cash and due from banks	1,028,014	—	—	—	—	—	1,028,014
Transactions in the course of collection	489,201	—	—	—	—	—	489,201
Securities borrowed or purchased under agreements to resell	19,992	—	—	—	—	—	19,992
Derivative under hedge-accounting treatment	30,328	146,775	225,883	335,756	51,087	539,283	1,329,112
Inter-banking loans	533,101	49,573	150,253	31,920	—	—	764,847
Customer loans	4,669,573	2,595,012	5,636,496	5,619,230	3,089,002	8,591,253	30,200,566
Available-for-sale instruments	9,134	37,851	950,199	222,522	216,058	169,144	1,604,908
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	6,779,343	2,829,211	6,962,831	6,209,428	3,356,147	9,299,680	35,436,640

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2016
Cash and due from banks	1,396,536	—	—	—	—	—	1,396,536
Transactions in the course of collection	358,488	—	—	—	—	—	358,488
Securities borrowed or purchased under agreements to resell	—	—	—	—	—	—	—
Derivative instruments under hedge-accounting treatment	283,576	14,860	170,891	495,340	52,134	502,593	1,519,394
Inter-banking loans	964,250	86,029	136,434	19,777	—	—	1,206,490
Customer loans	4,808,706	3,163,029	5,740,836	5,219,586	2,929,046	8,126,584	29,987,787
Available-for-sale instruments	6,631	5,505	56,839	137,031	71,657	151,600	429,263
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	7,818,187	3,269,423	6,105,000	5,871,734	3,052,837	8,780,777	34,897,958

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)              Market Risk, continued

(b)                                 Price Risk, continued:

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2017
Current accounts and demand deposits	8,959,941	—	—	—	—	—	8,959,941
Transactions in the course of payment	261,775	—	—	—	—	—	261,775
Securities loaned or sold under agreements to repurchase	10,267	—	—	—	—	—	10,267
Savings accounts and interest-bearing deposits	5,294,456	2,317,792	2,555,579	21,536	311	219	10,189,893
Derivative instruments under hedge-accounting treatment	352	3,968	286,519	452,960	75,237	600,507	1,419,543
Inter-banking borrowings	506,703	553,663	129,431	—	—	—	1,189,797
Long-term debt (*)	158,085	266,895	727,798	1,217,226	1,349,337	3,930,440	7,649,781
Other liabilities	146,726	918	10,921	24,038	686	154	183,443
Total liabilities	15,338,305	3,143,236	3,710,248	1,715,760	1,425,571	4,531,320	29,864,440

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2016
Current accounts and demand deposits	8,354,085	—	—	—	—	—	8,354,085
Transactions in the course of payment	178,121	—	—	—	—	—	178,121
Securities loaned or sold under agreements to repurchase	19,901	—	—	—	—	—	19,901
Savings accounts and interest-bearing deposits	5,129,350	2,303,488	3,083,258	157,610	570	252	10,674,528
Derivative instruments under hedge-accounting treatment	2,232	2,616	249,632	659,389	88,029	507,403	1,509,301
Inter-banking borrowings	559,625	359,768	109,873	—	—	—	1,029,266
Long-term debt (*)	104,135	242,016	525,037	1,423,061	1,107,502	4,012,482	7,414,233
Other liabilities	233,372	1,034	5,038	18,173	18,401	376	276,394
Total liabilities	14,580,821	2,908,922	3,972,838	2,258,233	1,214,502	4,520,513	29,455,829

(*) Amounts shown here are not exactly the same reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)              Market Risk, continued:

(b)                                 Price Risk, continued:

Price Risk Sensitivity Analysis

The bank has focused on stress testing as the main tool for price risk sensitivity analysis.  The analysis is implemented for the Trading book and the Banking book separately.  Due to the financial crisis experienced during 2008 and based on the various studies and analyses made on this specific matter, the bank adopted this methodology after realizing that stress testing analysis is more useful and realistic than business-as-usual tools, such as VaR for trading portfolios or EaR for accrual portfolios, since:

i.                                The financial crisis shows market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 97.7% of confidence level.

ii.                             The financial crisis shows also that correlations between these fluctuations are materially different from those used in the VaR or EaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations with respect to the patterns normally observed.

iii.                          Trading liquidity dramatically diminished during financial crisis and especially in emerging markets (in the case of Chile too) and therefore, the escalation of the daily VaR is a very gross approximation of the expected loss. This may also happen when calculating EaR.

The stress testing impacts are obtained by modeling directional fluctuations on the value of market factors and calculating the changes of the economic/accounting value of the financial positions due to these shifts.

The fluctuations are inferred from historical events but also by taking into account extreme but feasible levels that the market factors values may reach in stressful environments generated by economic, political, social factors, either from the internal or foreign side.

An updated database is maintained including historical data of foreign exchange rates, debt instruments yields, derivatives swap yields, foreign exchange volatilities, etc. that enables the bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these ones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)              Market Risk, continued:

(b)                                 Price Risk, continued:

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yields, foreign exchange rates and foreign exchange volatilities, which are used for valuing Trading and Accrual portfolios. Given that the bank’s portfolio includes positions denominated in local nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts. The exercise is implemented in a very straightforward way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates fluctuations modeled. It is relevant to note that the methodology might miss some portion of the interest rates convexity since it is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations modeled and utilized in the stress testing exercises process. Bonds yields, derivatives yields, FX rates and FX CLP/USD volatility are shown for each tenor point. Equity prices fluctuations are not included given that the positions held in the stockbrokerage house (Banchile Corredores de Bolsa SA) are negligible. In fact, equity positions are typically very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage service or equity repo transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive and two negative economic scenarios) in order to generate the worst impact for the Trading book exposures within the four above mentioned:

Adverse Scenario Market Factors Fluctuations

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)
3 months	12	22	-465	-468	4	-58	-1.1%
6 months	16	21	-226	-224	8	-46	-1.0%
9 months	19	21	-146	-144	11	-38	-0.6%
1 year	21	22	-139	-137	13	-33	-0.7%
2 years	24	22	-52	-50	22	-19	-2.2%
4 years	25	19	-36	-33	31	-19	-
6 years	25	19	-31	-27	33	-19	-
10 years	26	19	-19	-12	35	-21	-
16 years	26	19	-20	-8	35	-22	-
20 years	26	19	-21	-6	35	-22	-

bps = basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)                                 Price Risk, continued:

The exercise is implemented utilizing the following assumptions: the impacts for the Trading portfolio are estimated multiplying the Greek numbers (FX Delta, DV01s,Vegas) by the expected fluctuation of the FX rates, interest rates or volatility, respectively; the impacts for the Accrual Book are estimated multiplying the cumulative gaps by the forward interest rate fluctuations. This methodology may have some limitations, given that convexity is not captured for Trading positions and neither convexity nor prepayments are considered for the Accrual portfolio. However, given the magnitude of the shifts modelled, the methodology in place is accurate enough for the purposes of the analysis.

The impact on the Trading book as of December 29st 2017 is illustrated below:

Potential P&L Impact
Trading Book
(MCh$)

CLP Interest Rate		(2,754)
Derivatives	(529)
Debt instruments	(2,225)
CLF Interest Rate		1,498
Derivatives	(1,819)
Debt instruments	3,317
Interest rate offshore		(482)
Domestic/offshore interest rate spread		979
Interest rate		(759)
Foreign Exchange		(128)
Options		222
Total		(665)

The scenario modeled would generate losses in the Trading book up to MCh$665 or approximately US$ 1,1 MM. In any case, these fluctuations would not result in material losses compared to the Tier-1 Capital base or to the P&L estimation for the next 12 months.

The impact of such fluctuations in the Accrual portfolio for the next 12 months as of December 29st 2017, which is not necessarily a gain/loss but greater/lower net revenue from funds (resulting net interest rate generation), is illustrated below:

12-Months NRFF (*) Impact
Accrual Book
(MCh$)

Impact due to inter-banking yield curve (swap yield) shock	(151,983)
Impact due to spreads shock	28,742
Higher / (Lower) NRFF	(123,241)

(*) Net revenues from funds

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)                                  Price Risk, continued:

The adverse impact in the Accrual book would be the result of a severe drop of the local inflation, especially in the next 3 months. The lower net revenues from funds in the following 12 months would reach $ 123 billion, which is still much lower than the current annual 12-month rolling P&L generation (slightly above one fifth of this number)

The following table illustrates the changes of the fair value of the Available-for-Sale portfolio, as of December 29st 2017, as the result of the stress testing assumptions shown above. These changes, if they would happen, will be recorded in Other Comprehensive Income, a component of the shareholder’s Equity, and not as current earnings in the P&L statement.

Potential Available-for-Sale Portfolio

OCI Impact

Currency	DV01(+1 bp) (US$)	Impact due to interest rate changes (MCh$)
CLP	(228,868)	(5,009)
CLF	(117,362)	(6,740)
USD	(59,072)	(3,199)
Total		(14,948)

(4)                       Capital Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure compliance with regulatory requirements, maintain a solid credit rating and sound capital ratios. During 2017, the Bank has successfully met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, which are stricter than those required by the regulator, which are monitored on a monthly basis. During 2017, none of the internal alerts defined in the Capital Management Policy were activated.

The Bank manages capital by making adjustments in light of changes in economic conditions and the risk characteristics of its business. For this purpose, the Bank may modify the amount of dividend payments to its shareholders or issue equity instruments. The capital adequacy of the Bank is monitored using, among other measures, the indexes and rules established by the SBIF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(4)             Capital Requirements and Capital Management, continued:

Regulatory Capital

According to the Chilean General Banking Law, Banks must maintain a minimum ratio of 8%, net of required provisions, as a result of dividing the Equity by the sum of the Consolidated Weighted Assets by Risk. In addition, banks must maintain a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. As a result of the merger of Banco de Chile with Citibank Chile in 2008, the Superintendency of Banks and Financial Institutions in its resolution No. 209 of December 26, 2007, established that the institution was obliged to maintain the first reason Less than 10%. In this way, the regulatory body ratified the validity of the minimum of 10% that it had already set in December 2001 by authorizing the merger by absorption of Banco Edwards into Banco de Chile.

Equity is determined from Capital and Reserves or Basic Capital with the following adjustments: (a) the balance of subordinated bonds issued with a maximum equivalent to 50% of the Basic Capital is added; (B) the additional provisions for loans are added, (c) the balance of the assets corresponding to goodwill or overpaid and investments in companies not included in the consolidation is deducted, and (d) the balance of noncontrolling interest is added.

Assets are weighted according to the risk categories, which are assigned a risk percentage that would reflect the amount of capital needed to support each of those assets. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, deposits in other banks and financial instruments issued by the Central Bank of Chile have 0% risk, which means that, according to current standards, no capital is required to back these assets. Properties and equipment have a 100% risk, which means that they must have a minimum capital equivalent to 8% of the amount of these assets and in the case of the Bank of Chile 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(4)             Capital Requirements and Capital Management, continued:

All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor over the notional values, thus obtaining the amount of exposure to credit risk (or “credit equivalent”). The contingent credits out of balance are also considered by a “credit equivalent”, for their weighting.

The risk-weighted assets and TIER 1 and TIER 2 Capital, as of end of year 2017 and 2016 are the following:

	Consolidated assets		Risk-weighted assets
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	1,057,393	1,408,167	5,699	21,940
Transactions in the course of collection	521,809	376,252	95,210	53,126
Financial Assets held-for-trading	1,616,647	1,405,781	148,641	211,762
Receivables from repurchase agreements and security borrowing	91,641	55,703	91,641	55,703
Derivative instruments	1,247,829	939,634	927,837	703,211
Loans and advances to banks	759,702	1,172,917	312,806	305,934
Loans to customers, net	24,881,353	24,775,543	21,908,281	22,024,193
Financial assets available-for-sale	1,516,063	367,985	325,209	199,860
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	38,041	32,588	38,041	32,588
Intangible assets	39,045	29,341	39,045	29,341
Property and equipment	216,259	219,082	216,259	219,082
Current tax assets	23,032	6,792	2,303	679
Deferred tax assets	267,400	306,030	26,740	30,603
Other assets	547,974	462,185	547,974	462,185
Subtotal			24,685,686	24,350,207

Off-balance-sheet assets
Contingent loans	3,972,260	4,154,890	2,382,653	2,491,879
Total risk-weighted assets			27,068,339	26,842,086

	As of December 31, 2017		As of December 31, 2016
	MCh$	%	MCh$	%

TIER 1 Capital (*)	3,105,714	8.39	2,887,410	8.09
TIER 2 Capital	3,934,727	14.54	3,729,427	13.89

(*) Corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

It should be noted that the new Ley General de Bancos (the “Chilean General Banking Law”) is in the legislative process, which, among other aspects, introduces changes in capital adequacy matters, aligning itself with the most recent criteria and recommendations made by the Basel Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.                     Subsequent Events:

(a)         On January 22, 2018, the Board of the subsidiary Banchile Securitizadora S.A., agreed to appoint Claudia Marcela Herrera García as the new Director of the company, until the next Ordinary Shareholders’ Meeting.

(b)         On January 25, 2018 in the Ordinary Session No. BCH 2,874, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 22, 2018, with the purpose of proposing, among other matters, the distribution of dividend No. 206 of Ch$3.14655951692 to each of the 99,444,132,192 shares, payable with charge to the distributable net income for the year ended December 31, 2017, corresponding to 60% of such net profits.

In addition, the Board of Directors agreed to convene an Extraordinary Shareholders’ Meeting to be held on the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income pertaining to the 2017 financial year, through the issuance of fully paid-in shares, without nominal value, determined at a value of Ch$93.73 per share, which will be distributed among the shareholders at the rate of 0.02238030880 shares per share and adopting the necessary agreements subject to the exercise of the options provided under Article 31 of Law No. 19,396.

(c)          On January 25, 2018, Banco de Chile informed that in the Ordinary Session, the Board of Directors accepted the resignation presented by the Principal and Vice-Chairman, Mrs. Jane Fraser. Likewise, the Board of Directors appointed Mr. Alvaro Jaramillo Escallon as its Regular Director until his next Ordinary Shareholders’ Meeting. Additionally, in the same session, Mr. Jaramillo was appointed Vice Chairman of the Board.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2017 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2018

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O. CEO